Exhibit 99.1

Stantec Inc.

2011 Third Quarter Report

Three and Nine Months Ended September 30, 2011, and 2010

Contents

i	REPORT TO SHAREHOLDERS

Management’s Discussion and Analysis
M–1	Caution Regarding Forward-Looking Statements
M–4	Core Business and Strategy
M–4	Results
M–21	Summary of Quarterly Results
M–23	Liquidity and Capital Resources
M–26	Other
M–28	Outlook
M–28	Critical Accounting Estimates, Developments, and Measures
M–34	Controls and Procedures
M–35	Risk Factors
M–35	Subsequent Events

Unaudited Interim Consolidated Financial Statements
F–1	Consolidated Statements of Financial Position
F–2	Consolidated Statements of Income
F–3	Consolidated Statements of Comprehensive Income
F–4	Consolidated Statements of Shareholders’ Equity
F–5	Consolidated Statements of Cash Flows
F–6	Notes to the Unaudited Interim Consolidated Financial Statements

IBC	Shareholder Information

Stantec, founded in 1954, provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home.

Our services are provided on projects around the world through approximately 11,000 employees operating out of more than 170 locations in North America and 4 locations internationally. Stantec trades on the TSX and on the NYSE under the symbol STN.

Stantec is One Team providing Integrated Solutions.

Report to Shareholders

Third Quarter 2011

Creating Shareholder Value

I am pleased to share our Company’s results for the third quarter of 2011. The following results reflect our core business, strategy, and commitment to our shareholders:

•	Compared to Q3 10, our gross revenue increased 11.3% to $430.4 million from $386.7 million, net revenue increased 11.7% to $351.2 million from $314.5 million.
•	Excluding the impact of a $7.2 million gain on the sale of equity investments in Q3 10, our EBITDA increased 11.9% to $53.5 million in Q3 11 from $47.8 million in Q3 10.
•

Excluding the impact of a $5.9 million after-tax gain the sale of equity investments in Q3 10, net income increased 13.8% to $28.9 million in Q3 11 from $25.4 million in Q3 10, and diluted earnings per share increased 14.5% to $0.63 in Q3 11 from $0.55 in Q3 10.

Our results for Q3 11 were positively impacted by an increase in revenue due to organic growth in three of our five practice area units, acquisitions we completed in 2010 and 2011, and strong activity in the mining and oil and gas sectors. Our results were also positively impacted by our continued focus on operational excellence evidenced by a reduction in administrative and marketing expenses as a percentage of net revenue from 41.3% in Q3 10 to 40.0% in Q3 11.

During the quarter, Douglas Ammerman and Delores Etter were appointed to our Board of Directors. A former partner with KPMG, Mr. Ammerman brings nearly 40 years of fiscal and organizational leadership experience to Stantec. Dr. Etter brings more than 35 years of technical leadership in both the academic and government sectors, including a tenure serving as the assistant secretary of the United States Navy for Research, Development, and Acquisition.

In our Buildings practice area, we have maintained focus on the healthcare and higher education sectors. New project activity over the past quarter has reflected our “Global Expertise. Local Strength.” approach with large-scale design projects such as the 22,300-square-meter (240,000-square-foot) addition to Brockville General Hospital in Brockville, Ontario, and a clean room research facility at Carnegie Mellon University in Pittsburgh, Pennsylvania. Expanding the reach of our “Local Strength” in the northern Canadian healthcare markets, we facilitated work on the strategic and master facilities plan for Whitehorse General Hospital in Whitehorse, Yukon, and a schematic design planning study for the Stanton Territorial Health Authority in Yellowknife, Northwest Territories.

In our Environment practice area, we have repositioned some of our oil and gas capabilities to support project activity in front-end environmental assessment and compliance work. In Detroit, Michigan, we were selected to provide construction management and quality assurance services during environmental remediation activities at the Belleview development site. Similarly, our environmental compliance and regulatory support capabilities have led to project work for SWN Resources Canada in southern New Brunswick on its shale seismic exploration phase.

Our Industrial practice area has enjoyed organic growth by continuing and expanding service to the world’s top mining companies while engaging in new projects during the third quarter. Stantec was awarded multidisciplinary project work on the Bell Creek and Thunder Creek Mines in Ontario for Lake Shore Gold Corp. In the oil and gas sector we are continuing our client relationship with the Inter Pipeline Fund, by providing construction management services on the Cold Lake West property in Alberta with support from our geotechnical, geomatics, pipeline, and architectural teams. Additionally, the practice area continues to support renewable energy endeavors while its project management group is gaining momentum in areas in the United States, most notably in New York, Philadelphia, and the Carolinas.

i

In our Transportation practice area we recently secured a multidisciplinary contract with the Arizona Department of Transportation (ADOT) to provide engineering services for the inspection of the I-10 Deck Park Tunnel in Downtown Phoenix. Stemming from our long-term client relationship with the city of Calgary in Alberta, we were selected to design the Trans-Canada Highway and Bowfort Road Interchange while our teams in Kitchener, Ontario, were awarded the Weber Street corridor widening and reconstruction project as the most recent in a series of projects for the Regional Municipality of Waterloo.

A focus on clients and sizeable North American presence has positioned us well for project work in the Urban Land practice area during the last quarter. We were named prime civil engineer and planning and landscape architecture consultants for the expansion of an existing tower at the Morton Plant Hospital in Clearwater, Florida, and were also awarded a multidisciplinary urban design and engineering project to redevelop the North Mall of the Alberta Legislature grounds in Edmonton, Alberta. This includes the Annex Building, steps of the Legislature Building, and the grounds and fountains of the North Mall.

Also during the quarter, on September 2, 2011, we acquired Bonestroo, Inc. and Bonestroo Services, LLC (Bonestroo), which added approximately 275 staff to our Company. An engineering, planning, and environmental science firm with offices in Minnesota, Wisconsin, Illinois, Michigan, and North Dakota, Bonestroo and the skills of its team enhance and augment our expertise in several disciplines in which they specialize and in geographic areas where we had little presence.

During the past quarter, we also successfully reached an agreement to amend our existing $350 million revolving credit facility and extend the maturity date to August, 2015. As outlined in further detail later in the MD&A, the credit facility is available for future acquisitions, working capital needs, and general corporate purposes.

Additionally, we repurchased 334,600 of our shares for $7.6 million under our normal course issuer bid with the Toronto Stock Exchange. We are of the opinion that, at such times, the market price of our common shares does not fully reflect the value of our business or future business prospects and the purchase of our shares represents an attractive, appropriate, and desirable use of available funds.

Subsequent to the quarter end, on October 1, 2011, we acquired FSC Architects and Engineers (FSC) which added approximately 85 staff to our Company. FSC is an integrated architecture and engineering firm specializing in cold climate and remote location projects. The firm has offices in Northwest Territories, Yukon, Nunavut, and Alberta. We also acquired Lexington, Kentucky-based ENTRAN, Inc. on October 28, 2011, which added approximately 115 staff specializing in roadway and bridge design, transportation planning and traffic engineering, construction engineering services, and aviation services to augment our Transportation practice area.

Stantec is continuing its commitment to operational excellence, growing the top and bottom line and increasing shareholder value. We have made considerable progress on several fronts during the third quarter and we attribute this to our talented staff, and respected clients.

Bob Gomes, P.Eng.

President & CEO

November 2, 2011

ii

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 2, 2011

This discussion and analysis of Stantec Inc.’s operations, financial position, and cash flows, for the quarter ended September 30, 2011, dated November 2, 2011, should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the quarter ended September 30, 2011, the Management’s Discussion and Analysis and audited consolidated financial statements and related notes included in our 2010 Financial Review (prepared in accordance with Canadian generally accepted accounting principles (GAAP)), and the Report to Shareholders contained in our 2011 Third Quarter Report.

Our unaudited interim consolidated financial statements and related notes for the quarter ended September 30, 2011, are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The impact of the transition to IFRS on our reported financial position, financial performance, and cash flows, including the nature and effect of significant changes in accounting policies from those used in our consolidated financial statements for the year ended December 31, 2010 are described in the Critical Accounting Estimates, Developments, and Measures section (under the Transition to IFRS subheading) of this Management’s Discussion and Analysis and in note 27 of our September 30, 2011, unaudited interim consolidated financial statements. Unless otherwise indicated, comparative figures in this Management’s Discussion and Analysis have been restated to give effect to these changes.

Unless otherwise indicated, all amounts shown below are in Canadian dollars. Additional information regarding our Company, including our Annual Information Form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Such additional information is not incorporated by reference herein, unless otherwise specified, and should not be deemed to be made part of this Management’s Discussion and Analysis.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our regions and practice areas in the Results and Outlook sections, and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2011 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

We provide forward-looking information for our business in the Core Business and Strategy section as well as the Results (under the Overall Performance, Results of Operations—Gross and Net Revenue, Results of Operations—Intangible Assets, Results of Operations—Income Taxes, and Liquidity and Capital Resources subheadings) and Outlook sections of this report in order to describe the management expectations and targets by which we measure our success and to assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this report. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

looking statements will not prove to be accurate. We caution readers of this report not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors, including, but not limited to, the following material risks, each of which is further described in the Risk Factors section of our 2010 Financial Review.

•	Economic downturns could have a negative impact on our business since our clients may curtail investment in infrastructure projects or experience difficulty in paying for services performed.

•	The professional consulting services industry is highly competitive, which could have a negative impact on our profit margins and market share.

•	The nature of our business exposes us to potential liability claims and contract disputes, which may reduce our profits.

•	We may be unsuccessful in our goal to increase the size and profitability of our operations, which could lead to a reduction in our market share and competitiveness as our industry consolidates.

•	Changing markets may offer opportunities to provide services through alternate models. Failure to respond to these market demands may result in lost revenues.

•	We derive significant revenue from contracts with government agencies. Any disruption in government funding or in our relationship with those agencies could adversely affect our business.

•	Interruption to our systems and network infrastructure could adversely impact our ability to operate.

•	We bear the risk of cost overruns in a significant number of our contracts. We may experience reduced profits or, in some cases, losses under these contracts if costs increase above our estimates.

•	Uncertainties associated with an acquisition may cause a loss of employees.

•	Our backlog is subject to unexpected adjustments and cancellations and is, therefore, an uncertain indicator of our future earnings.

•	We may experience difficulties in integrating an acquired entity’s business into our existing operations and so may not realize the anticipated benefits of the acquisition.

•

To attain our goal of increasing the size and profitability of our operations, we may pursue and invest in business opportunities outside North America. Unfamiliarity with markets and political environments may impair our ability to increase our international revenues.

•

Goodwill and intangible assets acquired from our acquisitions represent substantial portions of our total assets. If our acquired businesses do not perform as expected, we may be required to write down the value of our goodwill and intangible assets, which could have a material adverse effect on our earnings.

•	One of our primary competitive advantages is our reputation. If our reputation is damaged due to client dissatisfaction, our ability to win additional business may be materially damaged.

•	Our employees may face environmental, health, and safety risks and hazards in the workplace resulting in injury or lost time.

Assumptions

In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and various international economies in 2011 and its effect on our business. The

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

assumptions we made at the time of publishing our annual targets and outlook for 2011 are listed in the Outlook section of our 2010 Financial Review. The following information updates and, therefore, supersedes those assumptions.

In establishing our level of future cash flows, we assumed that the Canadian dollar would remain stable compared to the US dollar throughout the year. As well, we assumed that our average interest rate would increase incrementally in 2011. On September 30, 2011, the Canadian dollar closed at US$0.95, representing a 5.9% decrease since December 31, 2010. The average interest rate on our revolving credit facility was 2.17% at September 30, 2011, compared to 2.97% at December 31, 2010. However, during the second quarter of 2010 we issued $70 million of 4.332% senior secured notes and $55 million of 4.757% senior secured notes as further explained on page M-25. In establishing our effective income tax rate, we assumed the tax rate substantially enacted at the time of preparing our targets for 2011 for the countries in which we operate, primarily Canada and the United States. Our effective tax rate as at September 30, 2011, was 27.0% compared to 29.9% for the year ended December 31, 2010, as further explained on page M-20.

In our 2010 Financial Review, we noted that, according to the Canadian Mortgage and Housing Corporation (CMHC), single detached housing starts in Canada were expected to be 177,600 units in 2011. The CMHC has since revised its forecast to 183,200 units in 2011.

In our 2010 Financial Review, we also noted that, according to the National Association of Home Builders (NAHB) in the United States, seasonally adjusted annual rates of single-family housing starts in the United States were expected to increase to 555,000 units in 2011. This forecast has since been revised to 422,000 units in 2011.

The architectural billings index from the American Institute of Architects, reported below 50.0, which continues to suggest a very mixed demand for design services. This compares to the index of at or above 50.0 reported in our 2010 Financial Review.

During the third quarter of 2011, the U.S. Congressional Budget Office, in its Budget and Economic Projections, revised its forecasted gross domestic product (GDP) growth from an increase in real GDP of 3.1% to an increase of 2.3% in 2011.

During the third quarter of 2011, the Bank of Canada revised its forecasted GDP growth from an increase in real GDP of 2.4% to an increase of 2.1% in 2011.

During the quarter the World Bank revised its forecasted GDP for the United Kingdom from 2.2% to 1.4% and India from 8.4% to 8.0%. The second quarter changes in the forecasts for the Middle East and North Africa from 4.3% to 1.9%, and the Latin America and Caribbean regions from 4.0% to 4.5% remained unchanged in the third quarter.

Outlooks for each of our practice areas for the remainder of 2011 can be found in the Results section of this Management’s Discussion and Analysis. The outlooks for all practice areas changed from those included in our 2010 Financial Review. The outlook for 2011 for our Industrial practice area is strong organic growth, the outlook for our Urban Land practice area is stable to moderate organic growth, the outlooks for our Environment and Transportation practice areas is stable organic growth, and the outlook for Buildings practice area is a moderate organic decline. In establishing the outlook for our Buildings practice area, we assumed that growth from the acquisitions completed in 2010 will be tempered by softened economic conditions in the United States and the United Kingdom. We assumed that the uncertainty in funding for public projects and increased competition may also have a negative impact on the practice area’s growth. In Canada, we expect to continue to secure P3 opportunities and to leverage our design and buildings engineering expertise to increase the scope and size of our work in the United States and internationally. In developing the outlook for our Environment practice area we assumed that growth due to strong commodity prices and our presence and reputation in the environmental market will be tempered by project delays due to slower than

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

expected recovery of the environmental remediation sector. As well, we expect that water-related services and spending by our energy sector clients will be driven by a more stringent regulatory environment. In outlining the outlook for our Industrial practice area, we assumed that commodity prices will continue to remain strong, that activity in the mining and resource sectors will be robust, and we will have continued growth in our other industrial sectors. In establishing the outlook for our Transportation practice area, we assumed that P3 projects will continue to provide a potential stream of work in Canada and that our rail and transit groups will maintain their current activity levels. We also assumed that decreasing tax revenues, efforts to reduce state and provincial deficits, and continued uncertainty in the United States about long-term funding may cause delays in some planned projects moving forward. Finally, in outlining the outlook for our Urban Land practice area, we assumed that housing starts will increase in Canada and stabilize in the United States as forecast by the CMHC and NAHB, respectively.

The preceding list of assumptions is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of November 2, 2011, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal 2011, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

CORE BUSINESS AND STRATEGY

Our Company provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects. By integrating our expertise in these areas across North America, in the Caribbean, and in other international locations, we are able to work as “One Team” providing our clients with a vast number of project solutions. This integrated approach also enables us to execute our “Global Expertise. Local Strength.” operating philosophy. We support the services we deliver through local offices with the knowledge and skills of our entire organization. Through multidiscipline service delivery, we also support clients throughout the project life cycle—from the initial conceptual planning to project completion and beyond.

Our goal is to become and remain a top 10 global design and consulting services firm, and our focus is to provide professional services in the infrastructure and facilities market principally on a fee-for-service basis while participating in various models of alternative project delivery. To achieve our goal, from 2011 to 2020 we intend to continue to expand the depth and breadth of our services, which we expect to result in growth. Our core business and strategy and the key performance drivers and capabilities required to meet our goal have not changed in Q3 11 from those described on pages M-4 to M-10 of our 2010 Financial Review and are incorporated by reference herein.

RESULTS

Overall Performance

Highlights for Q3 11

We achieved strong results for the third quarter of 2011. Compared to Q3 10 our gross revenue increased 11.3% to $430.4 million from $386.7 million, net revenue increased 11.7% to $351.2 million from $314.5 million. Excluding the impact of a $7.2 million gain on the sale of equity investments in Q3 10, our EBITDA increased 11.9% to $53.5 million in Q3 11 from $47.8 million in Q3 10. Excluding the impact of a $5.9 million after-tax gain on sale of equity investments in Q3 10, net income increased 13.8% to $28.9 million in Q3 11 from $25.4 million in Q3 10 and diluted earnings per share increased 14.5% to $0.63 in Q3 11 from $0.55 in Q3 10. Including the impact of the gain on sale of equity investments our EBITDA decreased 2.7% from $55.0 million to $53.5 million, our net income decreased 7.7% to $28.9 million from $31.3 million, and diluted earnings per share decreased 7.4% to $0.63 from $0.68.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

Our results were positively impacted by an increase in revenue due to acquisitions completed in 2010 and 2011 and by increased activity in the mining and oil and gas sectors, partially offset by a slower than anticipated economic recovery in the United States. Compared to Q3 10, we reported organic growth in three of our five practice areas as more fully discussed on pages M-8 to M-16. In addition, our results were positively impacted by a reduction of administrative and marketing expenses as a percentage of net revenue from 41.3% in Q3 10 to 40.0% in Q3 11.

The following table summarizes key financial data for Q3 11 and Q3 10 and for the first three quarters of 2011 and 2010:

	Quarter ended September 30					Three quarters ended September 30
(In millions of Canadian dollars, except per share amounts and %)	2011	2010	Change $	Change %		2011	2010	Change $	Change %

Gross revenue	430.4	386.7	43.7	11.3%		1,251.4	1,129.4	122.0	10.8%
Net revenue	351.2	314.5	36.7	11.7%		1,030.3	915.1	115.2	12.6%
Net income (note 1)	28.9	31.3	(2.4)	(7.7%	)	78.4	71.4	7.0	9.8%
Earnings per share – basic	0.63	0.69	(0.06)	(8.7%	)	1.72	1.56	0.16	10.3%
Earnings per share – diluted	0.63	0.68	(0.05)	(7.4%	)	1.71	1.55	0.16	10.3%
EBITDA (note 2)	53.5	55.0	(1.5)	(2.7%	)	149.0	142.8	6.2	4.3%
Cash flows from operating activities	62.6	43.7	18.9	n/m		52.3	56.0	(3.7)	n/m
Cash flows used in investing activities	(6.4)	(16.6)	10.2	n/m		(69.9)	(53.9)	(16.0)	n/m
Cash flows from (used in) financing activities	(46.4)	(19.8)	(26.6)	n/m		(34.3)	16.6	(50.9)	n/m

n/m = not meaningful

note 1: 2010 net income includes the impact of a $5.9 million after-tax gain on the sale of equity investments.

note 2: EBITDA is calculated as income before income taxes plus net interest expense, amortization of intangible assets, and depreciation of property and equipment, as further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of our 2010 Financial Review.

Our Q3 11 consolidated financial statements have been prepared under IFRS along with our comparative figures as further discussed on pages M-31 to M-34. The accounting policies applied in our Q3 11 consolidated financial statements are based on IFRS issued and outstanding as of November 2, 2011. Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ending December 31, 2011, could result in restatement of our Q3 11 interim consolidated financial statements, including the transition adjustments recognized on the changeover to IFRS.

The following highlights key activities and initiatives in the quarter ended September 30, 2011:

•

During the quarter, Doug Ammerman and Delores Etter were appointed to our board of directors. Mr. Ammerman brings nearly 40 years of fiscal and organizational leadership experience, including, 30 years with KPMG where he served as a partner. Dr. Etter brings more than 35 years of technical leadership, in both the academic and government sectors, in electrical and software engineering, including a tenure serving as the assistant secretary of the Navy for Research, Development, and Acquisition. Mr. Ammerman has joined our Audit and Risk Committee and Dr. Etter has joined our Corporate Governance and Compensation Committee.

•

During the quarter, we reached an agreement to amend our existing $350 million revolving credit facility and extend the maturity date to August 2015. We may obtain an additional $75 million under the same terms and

MANAGEMENT’S DISCUSSION AND ANALYSIS

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STANTEC INC. (UNAUDITED)

conditions upon approval from our lenders. The credit facility is available for future acquisitions, working capital needs, and general corporate purposes.

•

On September 2, 2011, we acquired all the shares and business of Bonestroo, Inc. and Bonestroo Services, LLC (Bonestroo), which added approximately 275 staff to our Company. Bonestroo is an engineering, planning, and environmental science firm with offices in Minnesota, Wisconsin, Illinois, Michigan, and North Dakota. The addition of Bonestroo enhances and augments our expertise with their specialty services in infrastructure planning, streets and utilities, water supply, water storage, water distribution, brownfield redevelopment, environmental planning, environmental management, environmental compliance, transportation engineering, traffic engineering, bridge design, water resources management, ice design, aquatics design, athletic fields, and sports courts design.

•

Subsequent to the quarter end, on October 1, 2011, we acquired all the shares and business of FSC Architects and Engineers (FSC) which added approximately 85 staff to our Company. FSC is an integrated architecture and engineering firm specializing in cold climate and remote location projects. The firm has offices in Yellowknife, Northwest Territories; Whitehorse, Yukon; Iqaluit, Nunavut; and Edmonton, Alberta. FSC is active in many sectors including airports, education, emergency services, healthcare, residential, and sports and leisure, and, therefore, will primarily augment our Buildings practice area, with additional services in Transportation and Environment.

•

Subsequent to the quarter end, on October 28, 2011, we acquired all the shares and business of ENTRAN, Inc. (ENTRAN) which added approximately 115 staff to our Company. The acquisition of ENTRAN, headquartered in Lexington, Kentucky, augments our Transportation practice area. ENTRAN specializes in roadway and bridge design, transportation planning and traffic engineering, construction engineering services, and aviation services.

Results compared to 2011 targets

In our 2010 annual Management’s Discussion and Analysis, we established various ranges of expected performance for fiscal 2011. The following is an indication of our progress toward these targets:

Measure	2011 Expected Range	Actual Q3 11 YTD Results Achieved

Gross margin as % of net revenue	Between 54.5 and 56.5%	55.5%	✓
Administrative and marketing expenses as % of net revenue	Between 41 and 43%	40.8%	✓	✓
Net income as % of net revenue	At or above 6%	7.6%	✓
Effective income tax rate	At or below 28.5%	27.0%	✓
Return on equity (note 1)	At or above 14%	16.0%	✓
Net debt to equity ratio (note 2)	At or below 0.5 to 1	0.41	✓

The above table contains forward-looking statements. See the Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis.

note 1: Return on equity is calculated as net income for the last four quarters divided by average shareholders’ equity over each of these quarters.

note 2: Net debt to equity ratio is calculated as long-term debt plus current portion of long-term debt and bank indebtedness less cash and short-term deposits, all divided by shareholders’ equity.

✓ Met our target

✓✓ Exceeded our target

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

Balance Sheet

Our total assets increased by $86.7 million from December 31, 2010. This increase was principally due to a $73.7 million increase in trade and other receivables and in unbilled revenue partially due to the Bonestroo acquisition and the timing of milestone billings, a $44.1 million increase in goodwill mainly due to the QuadraTec, Caltech, and Bonestroo acquisitions, a $7.4 million increase in other financial assets principally from an increase in investments held for self-insured liabilities, a $4.9 million increase in prepaid expenses, and a $9.2 million increase in deferred tax assets due to normal business activity. These increases were partially offset by a $45.7 million decrease in cash and short-term deposits because cash was being held at December 31, 2010, for the payment of notes from acquisitions that were paid in early January 2011. As well, property and equipment decreased by $3.3 million mainly due to depreciation, and intangible assets decreased by $2.6 mainly due to amortization.

Our total liabilities decreased by $2.0 million from December 31, 2010, partly because of a $15.9 million decrease in notes payable due to the notes from acquisitions paid during the first three quarters of 2011. As well, our billings in excess of costs decreased by $11.4 million due to the timing of billings, other financial liabilities decreased by $6.2 million mainly because of the payment of contingent consideration, and income taxes payable decreased by $4.6 million due to the payment of income taxes payable assumed from acquisitions. These decreases were partially offset by a $6.6 million increase in bank indebtedness, a $5.4 million increase in provisions resulting mainly from an increase in the provisions for self-insured liabilities, an $8.3 million increase in deferred tax liabilities, and an $8.3 million increase in other liabilities due to an increase in lease inducement benefits, and lease disadvantages assumed from acquisitions.

In addition, the carrying amount of the assets and liabilities of our US subsidiaries on our consolidated balance sheets increased due to the weakening of the Canadian dollar from US$1.01 at December 31, 2010, to US$0.95 at September 30, 2011.

Our shareholders’ equity increased by $88.7 million from December 31, 2010. This increase was mainly due to $78.4 million in net income earned in the first three quarters of 2011, $1.1 million in share options exercised for cash, and $2.1 million in share-based compensation expense. Also, other comprehensive income increased by $18.1 million mainly attributable to foreign exchange adjustments. These foreign exchange adjustments represent unrealized foreign exchange gains and losses that occur when translating our foreign operations into Canadian dollars. These increases were offset by an $11.1 million repurchase of shares under our normal course issuer bid.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

Results of Operations

Our Company operates in one reportable segment—Consulting Services. We provide knowledge-based solutions for infrastructure and facilities projects through value-added professional services, principally under fee-for-service agreements with clients.

The following table summarizes our key operating results on a percentage of net revenue basis and the percentage increase in the dollar amount of these results for the third quarter of 2011 and for the first three quarters of 2011 compared to the same periods in 2010.

	Quarter ended Sept 30					Three quarters ended Sept 30
	Percentage of Net Revenue			Percentage Increase (Decrease) *		Percentage of Net Revenue			Percentage Increase (Decrease) *
	2011	2010		2011 vs. 2010		2011	2010		2011 vs. 2010

Gross revenue	122.5%	122.9%		11.3%		121.5%	123.4%		10.8%
Net revenue	100.0%	100.0%		11.7%		100.0%	100.0%		12.6%
Direct payroll costs	44.5%	43.8%		13.4%		44.5%	44.2%		13.5%
Gross margin	55.5%	56.2%		10.3%		55.5%	55.8%		11.9%
Administrative and marketing expenses	40.0%	41.3%		7.9%		40.8%	41.2%		11.6%
Depreciation of property and equipment	2.0%	2.1%		9.1%		2.0%	2.0%		11.4%
Amortization of intangible assets	1.2%	1.4%		(4.5%	)	1.3%	1.3%		10.7%
Net interest expense	0.7%	0.7%		19.0%		0.7%	0.6%		33.9%
Other net finance expense (income)	0.2%	0.0%		100.0%		0.3%	(0.1%	)	(362.5%	)
Share of income from associates	0.0%	(0.2%	)	(85.7%	)	0.0%	(0.2%	)	(78.9%	)
Gain on sale of equity investments	0.0%	(2.3%	)	(100.0%	)	0.0%	(0.8%	)	(100.0%	)
Foreign exchange loss (gain)	0.1%	(0.1%	)	n/m		0.0%	0.1%		(83.3%	)
Other (income) expense	0.0%	0.0%		n/m		0.0%	0.0%		n/m
Income before income taxes	11.3%	13.3%		(5.5%	)	10.4%	11.7%		0.7%
Income taxes	3.1%	3.3%		0.9%		2.8%	3.9%		(17.6%	)
Net income	8.2%	10.0%		(7.7%	)	7.6%	7.8%		9.8%

* % increase calculated based on the dollar change from the comparable period

n/m = not meaningful

The following section outlines certain factors that affected the results of our operations in the third quarter of 2011 and should be read in conjunction with our unaudited consolidated financial statements for the quarter ended September 30, 2011.

Gross and Net Revenue

The following discussion includes forward-looking statements. For an outline of the material risks and assumptions associated with these statements, refer to the Caution Regarding Forward-Looking Statements at the beginning of this report.

In the course of providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. The revenue associated with these direct costs is included in our gross revenue. Since such direct costs and their associated revenue can vary significantly from contract to contract, changes in our gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue, which is gross revenue less subconsultant and other direct expenses, and analyze our results in relation to net revenue rather than gross revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

Revenue earned by acquired companies in the first 12 months after their acquisition is initially reported as revenue from acquisitions and thereafter as organic revenue.

All our practice areas generate a portion of their gross revenue in the United States. The value of the Canadian dollar averaged US$1.02 in Q3 11 compared to US$0.96 in Q3 10, representing a 6.3% increase. This strengthening of the Canadian dollar had a negative effect on the revenue reported in Q3 11 compared to Q3 10.

The following table summarizes the impact of acquisitions, organic growth, and foreign exchange on our gross and net revenue for the first three quarters of 2011 compared to the same periods in 2010.

Gross Revenue (In millions of Canadian dollars)	Quarter ended Sept 30 2011 vs. 2010	Three quarters ended Sept 30 2011 vs. 2010

Increase (decrease) due to:
Acquisition growth	44.9	144.8
Organic growth	7.1	1.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(8.3)	(24.3)

Total net increase in gross revenue	43.7	122.0

Net Revenue (In millions of Canadian dollars)	Quarter ended Sept 30 2011 vs. 2010	Three quarters ended Sept 30 2011 vs. 2010

Increase (decrease) due to:
Acquisition growth	35.6	114.9
Organic growth	7.5	19.0
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(6.4)	(18.7)

Total net increase in net revenue	36.7	115.2

The net increase in gross revenue was $43.7 million for Q3 11 over Q3 10 due to a $44.9 million increase in acquisition growth and a $7.1 million increase in organic growth, offset by an $8.3 million impact of foreign exchange. The increase in net revenue was $36.7 million for Q3 11 over Q3 10 due to a $35.6 million increase in acquisition growth and a $7.5 million increase in organic growth, offset by a $6.4 million impact of foreign exchange. The increase in acquisition gross and net revenue in Q3 11 compared to the same quarter last year was due to the revenue earned in Q3 11 attributed to the acquisitions listed in the Revenue by Region and Revenue by Practice Area sections below. The increase in organic gross and net revenue in Q3 11 compared to Q3 10 was experienced in our Industrial, Transportation, and Urban Land practice areas as described below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

The following table summarizes the growth in gross revenue by region for the first three quarters of 2011 compared to the same periods in 2010:

Gross Revenue by Region

(in millions of Canadian dollars)	Quarter Ended Sept 30, 2011	Quarter Ended Sept 30, 2010	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	246.7	230.0	16.7	8.7	8.0	n/a
United States	169.0	150.0	19.0	28.5	(1.2)	(8.3)
International	14.7	6.7	8.0	7.7	0.3	-

Total	430.4	386.7	43.7	44.9	7.1	(8.3)

(in millions of Canadian dollars)	Three Quarters Ended Sept 30, 2011	Three Quarters Ended Sept 30, 2010	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Canada	705.3	677.3	28.0	16.2	11.8	n/a
United States	501.7	433.5	68.2	105.0	(12.5)	(24.3)
International	44.4	18.6	25.8	23.6	2.2	-

Total	1,251.4	1,129.4	122.0	144.8	1.5	(24.3)

Revenue in all regions was positively impacted by the acquisitions completed in 2010 and 2011, offset by a negative impact due to the slower than anticipated economic recovery in the United States and the strengthening of the Canadian dollar against the US dollar in Q3 11 compared to Q3 10.

The following lists the acquisitions completed in 2010 and 2011 that impacted specific regions year to date:

•	Canada: Project Control Group Inc. (PCGI) (March 2010); TetrES Consultants Inc. (TetrES) (April 2010); QuadraTec, Inc. (QuadraTec) (February 2011); and the Caltech Group (Caltech) (May 2011)

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

•

United States: IEA Holdings, Inc. (IEA) (July 2010); WilsonMiller, Inc. (WilsonMiller) (July 2010); Natural Resources Consulting, Inc. (NRC) (July 2010); Communication Arts, Inc. (CommArts) (August 2010); Anshen & Allen Architecture, Inc. (Anshen + Allen) (September 2010); ECO:LOGIC Engineering (ECO:LOGIC) (September 2010); Street Smarts, Inc. and Data Smarts, LLC (Street Smarts) (October 2010); Burt Hill, Inc. (Burt Hill) (December 2010); and Bonestroo, Inc. and Bonestroo Services, LLC (September 2011)

•	International: IEA Holdings, Inc. (July 2010); Anshen + Allen (September 2010); WilsonMiller (July 2010); and Burt Hill (December 2010)

Canada. Gross revenue in our Canadian operations increased by 7.3% in Q3 11 compared to Q3 10 and by 4.1% year to date in 2011 compared to 2010. Of the $28.0 million increase year to date, $16.2 million was due to acquisitions, and $11.8 million was due to organic growth. We believe that we will experience moderate growth in Canada in 2011 compared to 2010 mainly due to increased activity in the oil and gas and mining sectors.

United States. Gross revenue in our US operations increased by 12.7% in Q3 11 compared to Q3 10 and by 15.7% year to date. Of the $68.2 million increase year to date, $105.0 million was due to acquisitions, offset by a $12.5 million retraction in organic revenue and a $24.3 million decline due to the impact of foreign exchange. We believe that our revenue in the United States for fiscal 2011 will be stable compared to 2010 due to the slower than anticipated recovery of the US economy.

International. Gross revenue in our International operations grew by 119.4% in Q3 11 compared to Q3 10 and by 138.7% year to date. Of the $25.8 million increase year to date, $23.6 million was due to acquisition growth, and $2.2 million was due to organic growth. We believe that we will experience moderate growth internationally in fiscal 2011 compared to 2010 due to activity in the mining sector.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

The following table summarizes gross revenue by practice area for the first three quarters of 2011 compared to the same periods in 2010:

	Quarter ended Sept 30
Practice Area Gross Revenue (In millions of Canadian dollars, except %)	2011	% of Consulting Services Gross Revenue	2010	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2011 vs. 2010

Buildings	95.8	22.3%	75.7	19.6%	26.6%
Environment	157.3	36.5%	158.2	40.9%	(0.6%	)
Industrial	73.9	17.2%	58.1	15.0%	27.2%
Transportation	56.9	13.2%	51.0	13.2%	11.6%
Urban Land	46.5	10.8%	43.7	11.3%	6.4%

Total	430.4	100.0%	386.7	100.0%	11.3%

		Three quarters ended Sept 30
Practice Area Gross Revenue (In millions of Canadian dollars, except %)	2011	% of Consulting Services Gross Revenue	2010	% of Consulting Services Gross Revenue	% Change in Gross Revenue 2011 vs. 2010

Buildings	315.9	25.2%	241.6	21.4%	30.8%
Environment	448.1	35.8%	451.7	40.0%	(0.8%	)
Industrial	209.0	16.7%	178.3	15.8%	17.2%
Transportation	149.4	12.0%	140.4	12.4%	6.4%
Urban Land	129.0	10.3%	117.4	10.4%	9.9%

Total	1,251.4	100.0%	1,129.4	100.0%	10.8%

Note: Comparative figures have been restated due to a realignment of several practice components between our

Buildings, Industrial, Transportation, and Urban Land practice areas.

As indicated above, our gross revenue was impacted by acquisitions, organic growth, and the effect of foreign exchange rates on revenue earned by our foreign subsidiaries. The impact of these factors on gross revenue earned by practice area is summarized as follows:

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

Practice Area Gross Revenue
	Quarter ended Sept 30, 2011 vs. 2010
(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	20.1	27.2	(6.2)	(0.9)
Environment	(0.9)	5.4	(2.4)	(3.9)
Industrial	15.8	6.7	10.0	(0.9)
Transportation	5.9	2.0	5.6	(1.7)
Urban Land	2.8	3.6	0.1	(0.9)

Total	43.7	44.9	7.1	(8.3)

	Three quarters ended Sept 30, 2011 vs. 2010
(In millions of Canadian dollars)	Total Change	Change Due to Acquisitions	Change Due to Organic Growth	Change Due to Foreign Exchange

Buildings	74.3	92.5	(15.2)	(3.0)
Environment	(3.6)	20.0	(11.9)	(11.7)
Industrial	30.7	13.0	20.3	(2.6)
Transportation	9.0	8.6	5.2	(4.8)
Urban Land	11.6	10.7	3.1	(2.2)

Total	122.0	144.8	1.5	(24.3)

Note: Comparative figures have been restated due to a realignment of several practice components between our

Buildings, Industrial, Transportation, and Urban Land practice areas.

The following lists the acquisitions completed in 2010 and 2011 that impacted specific practice areas year to date:

•	Buildings: CommArts (August 2010); Anshen + Allen (September 2010); Burt Hill (December 2010); and QuadraTec (February 2011)
•	Environment: TetrES (April 2010); WilsonMiller (July 2010); NRC (July 2010); and ECO:LOGIC (September 2010)
•	Industrial: PCGI (March 2010); IEA (July 2010); and Caltech (May 2011)
•	Transportation: WilsonMiller (July 2010) and Street Smarts (October 2010)
•	Urban Land: WilsonMiller (July 2010) Bonestroo (September 2011)

Buildings. Gross revenue for the Buildings practice area increased by 26.6% in Q3 11 compared to Q3 10 and by 30.8% year to date in 2011 compared to 2010. Of the $74.3 million increase year to date, $92.5 million was due to acquisitions, offset by a $15.2 million retraction in organic revenue, and $3.0 million due to the impact of foreign exchange. Organic revenue retracted due to continued softness of the United States and Canadian healthcare market. In addition, during the quarter, we revised our estimated cost to complete on certain large projects resulting in a downward adjustment to revenue. The buildings industry is also experiencing increased competition and uncertainty in funding for public sector projects. Despite the softening of these various sectors, we continue to secure projects in our principal focus areas of healthcare and educational facility planning and design. For example, during the quarter we secured a project to design a new research facility at the Carnegie Mellon University in Pittsburgh, Pennsylvania. The 50,000 square-foot (4,645 square-meter) research facility will include a new clean room facility with associated labs for materials characterization, biotechnology, and energy research that will be used by researchers across the

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

campus and in the Pittsburgh area. We were also awarded a project to design an addition to the Brockville General Hospital facility in Brockville, Ontario, as part of the hospital’s redevelopment and consolidation of two sites into one facility. The practice area is benefiting from opportunities in the Northern Canadian healthcare sector. For example, during the quarter we worked on the Whitehorse General Hospital strategic and master facilities plan in Whitehorse, Yukon and on the Stanton Territorial Health Authority schematic design planning study in Yellowknife, Northwest Territories. We believe that our recent acquisition of FSC Architects and Engineers will further strengthen our position in Northern Canada by providing a local presence in the area. Despite the challenging North American economy, we have experienced notable success in securing projects in the commercial market sector in Canada. We are well positioned to obtain P3 opportunities, which continue to emerge in Canada although at a reduced rate. In the United States there appears to be considerable interest in the Canadian P3 model in certain jurisdictions where we are well positioned. The uncertain economic conditions have resulted in a slowdown of project opportunities in our United Kingdom and United Arab Emirates offices. However, our operations in India remain stable.

We believe that the outlook for our Buildings practice area is to end the year with moderate organic revenue decline compared to its annual revenue for 2010. We revised our outlook, included in our 2010 Financial Review, from stable to moderate organic revenue decline since we believe the uncertainty in funding for public projects and increased competition may continue to impact the practice area’s growth. We expect that our geographic footprint, expanded through 2011 acquisitions, will allow us to further strengthen and leverage our expertise in healthcare and educational facility design for the remainder of 2011, although the expected growth opportunities from these acquisitions may continue to be tempered by softened economic conditions in the United Kingdom and United States. Despite an anticipated decline in the number of new large-scale US healthcare projects, we are well positioned to take advantage of the smaller local renovation and redevelopment projects. In Canada, we expect to continue securing P3 opportunities in 2011 due to our presence and relationships in P3 markets and to the top-tier positioning of our Architecture and Buildings Engineering practices. We will also continue our diversification into private-sector and commercial markets.

Environment. Gross revenue for the Environment practice area was essentially stable in Q3 11 compared to Q3 10. Gross revenue decreased by 0.8% year to date in 2011 compared to 2010. Gross revenue grew by $20.0 million as a result of acquisition growth but was offset by $11.9 million due to a retraction in organic growth and an $11.7 million retraction due to the impact of foreign exchange. The decrease in organic revenue year to date was in part due to a reduction in pass through subconsultant costs during the first half of the year. In our remediation business many of our clients were slow in implementing their 2011 program; however, we have recently seen an increase in this business and we expect to have a busier fourth quarter. For example, we secured a project to provide construction management and construction quality assurance services during the remediation activities at the Belleview Development Site, which is a former manufactured gas plant site in Detroit, Michigan. These factors were partially offset by a recovery in the oil and gas, power, and mining sectors. Despite the fluctuation during the quarter, oil prices remain higher than during the same period last year and have encouraged increased activity in large scale projects in the Canadian oil and gas sector and in shale gas development in the United States and Canada. For example, we are providing a variety of environmental compliance and regulatory support services to SWN Resources Canada, Inc. in support of their shale gas seismic exploration phase in Southern New Brunswick. Stantec will also provide environmental assessment and permitting support for the exploratory drilling phase of this project, beginning in 2012. We also continue to strategically reposition our oil and gas services to win more front-end environmental assessment and compliance services. In the water sector, new investment is relatively flat as municipalities deal with budget constraints. However, there is still investment in existing facilities due to regulatory requirements and consent decrees that require water and sewage treatment plants to be upgraded and combined sewer overflow programs to continue. For example, during the quarter we were awarded a project for wastewater facilities upgrade and expansion at Donner Summit Public Utility District in California. We continue to expand our water service offerings into other industrial water activities such as tailing pond treatment, flood control, and water resource management projects.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

We believe that the outlook for our Environment practice area is to end the year with stable organic revenue compared to its annual revenue for 2010. We revised our outlook to stable organic growth from stable to moderate organic growth because of the project start delays at the beginning of 2011 and due to a slower than expected recovery of the environmental remediation sector. However, we believe that our expanded geographic presence and service offerings over the past several years and our reputation in the environmental market will continue to increase our share of larger, long-term projects with national and international scope.

Industrial. Gross revenue for the Industrial practice area increased by 27.2% in Q3 11 compared to Q3 10 and by 17.2% year to date in 2011 compared to 2010. Of the $30.7 million increase year to date, $13.0 million was due to acquisitions, and $20.3 million was due to organic growth, offset by $2.6 million due to the impact of foreign exchange. The strong organic growth year to date was mainly due to an increase in project activity, in particular in the mining and oil and gas sectors, which resulted in continued increases in staff levels and backlog. In the mining sector we are expanding our role and scope beyond our normal focus area of underground and related services and continue to secure significant projects with the top global mining companies in the world. For example, during the quarter we were awarded two scoping study projects for the Lake Shore Gold Corp.’s Bell Creek and Thunder Creek mines in Ontario. These are multidisciplinary projects involving several of our practice areas. Commodity prices, a key driver for this practice area, remain strong and spur the capital spending plans of our private sector clients. A continuation of relatively high oil prices led to additional projects in the oil and gas sector as our clients are adding capacity for storage and distribution. For example, Inter Pipeline Fund extended our scope of services to include construction management on the Cold Lake West property in Alberta. This project involves the collaboration of our oil and gas, geotechnical, survey, pipeline, and architecture teams. The Industrial practice area continued to work on renewable energy projects, including wind power, solar power, smart grid initiatives, clean coal, and gas combustion. Our industrial buildings and facilities sector is also growing as large transport and equipment dealers, manufacturers, and servicing companies, public and private, are renewing or building facilities. Our program and project management group is gaining momentum in the United States especially in New York, Philadelphia and the Carolinas.

We believe that the outlook for our Industrial practice area is to end the year with strong organic revenue growth compared to its annual revenue for 2010. We revised our outlook from moderate organic growth to strong organic growth mainly because we expect continued robust activity in the mining and oil and gas sectors, supported by our continued growth in other industrial sectors. We expect that our strong relationships with the top global mining companies will contribute to our further growth. Our capabilities in renewable energy will also allow us to take advantage of market opportunities in sustainable energy development.

Transportation. Gross revenue for the Transportation practice area increased by 11.6% in Q3 11 compared to Q3 10 and by 6.4% year to date in 2011 compared to 2010. Of the $9.0 million increase year to date, $8.6 million was due to acquisitions, and $5.2 million was due to organic growth, offset by $4.8 million due to the impact of foreign exchange. The organic growth was impacted by a steady supply of new projects in the quarter and an increase in pass through subconsultants costs. During the quarter, the Safe, Accountable, Flexible, Efficient, Transportation Equity Act—A Legacy for Users (SAFETEA-LU) was extended for an additional six months, until March 31, 2012. This extension is expected to sustain the United States federal highway and transit spending at current levels. However, the lack of long-term federal funding strategy is still holding back larger projects. The smaller, shorter-term and maintenance-type projects are proceeding, although competition for these projects has increased. Nonetheless, we are well positioned to secure these smaller projects due to our relationships with municipal and local clients. During the quarter, the practice area benefited from a steady level of activity in Alberta, Arizona, and Southern California. For example, we secured a project to design the Trans-Canada Highway and Bowfort Road Interchange in Calgary, Alberta. This is one of several projects we are executing for the City of Calgary who remain a long-term client. Also,

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

we were awarded a contract to provide inspection services for the I-10 Deck Park Tunnel in downtown Phoenix, Arizona. We continue to secure projects with repeat clients due to our strong relationships and past performance. For example, following the successful completion of a two year study, we were awarded the Weber Street corridor widening and reconstruction project in Kitchener, Ontario. In addition, during the quarter we continued to work on several large public-private partnership (P3) projects and to seek further opportunities in the Canadian P3 market and see increased activities in the US design build market. Our design focus continues to make us a strong partner for our clients in this sector.

We believe that the outlook for our Transportation practice area is to end the year with stable organic revenue compared to its annual revenue for 2010. P3 projects continue to provide a potential stream of work in Canada, where our size and geographic presence are well suited for these larger assignments. We also expect our rail and transit groups to maintain their current activity levels for the remainder of the year. However, we remain cautious as decreasing tax revenues, efforts to reduce state and provincial deficits, and continued uncertainty in the United States about long-term funding may continue to cause delays in some planned transportation projects.

Urban Land. Gross revenue for the Urban Land practice area increased by 6.4% in Q3 11 compared to Q3 10 and by 9.9% year to date in 2011 compared to 2010. Of the $11.6 million increase year to date, $10.7 million was due to acquisitions, and $3.1 million was due to organic growth, offset by $2.2 million due to the impact of foreign exchange. In Q3 11, Canada accounted for approximately two thirds of our urban land business, with the remainder of the work being spread throughout a number of locations in the United States. During Q3 11, single-family housing starts in the United States and housing starts in Canada remained relatively stable compared to the prior quarter although Canada is starting to show some seasonal slow-down and the United States showed both positive and negative fluctuations depending on the region. In the United States, positive signs include land developers returning to the review and purchase of property. However, a recovery is still complicated by foreclosures, credit issues, and unemployment rates, and there are still concerns regarding ongoing economic challenges. During the quarter, the field component of Urban Land was busy, especially in geomatics. The practice area continued to pursue and take advantage of opportunities in both the residential and non-residential markets in Canada and the United States. For example, during the quarter we secured a project to provide civil engineering and landscape architecture services for the expansion of an existing tower of Morton Plant Hospital in Clearwater, Florida. We were also awarded a multidisciplinary urban design and engineering project to redevelop the North Mall of the Alberta Legislature grounds in Edmonton, Alberta. This includes the Annex Building, steps of the Legislature Building, and the grounds and fountains of the North Mall. The acquisition of Bonestroo will augment our Urban Land municipal business in the Great Lakes region of the United States and positions us to take advantage of the growing opportunities in North Dakota.

We believe that the outlook for our Urban Land practice area is to end the year with stable to moderate organic revenue growth compared to its annual revenue for 2010. We believe that the stability in the Canadian residential sectors will contribute to a steady supply of projects for the remainder of the year. We expect to continue diversifying our client base, building and leveraging our reputation with the public sector, and focusing on our multidisciplinary team approach.

Gross Margin

For a definition of gross margin, refer to the Definition of Non-GAAP Measures section included in our 2010 Financial Review and incorporated by reference herein. Our gross margin as a percentage of net revenue was 55.5% in Q3 11 compared to 56.2% in Q3 10. The year-to-date gross margin was 55.5% for 2011 compared to 55.8% for 2010. Our year-to-date gross margin for 2011 was within the target range of 54.5 to 56.5% set out in our 2010 Financial Review. Our year-to-date gross margin percentages decreased in all practice areas except Environment and Urban Land. The main decreases were in Buildings and Industrial. The decrease in Industrial was a reflection of increased competition and mix of projects. The decrease in Buildings is explained below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

The following table summarizes our gross margin percentages by practice area for Q3 11 and Q3 10 and on a year-to-date basis for 2011 and 2010.

	Quarter ended Sept 30		Three quarters ended Sept 30
Gross Margin by Practice Area	2011	2010	2011	2010

Buildings	52.7%	55.7%	54.8%	56.3%
Environment	59.0%	58.8%	58.4%	57.7%
Industrial	50.1%	49.8%	50.0%	50.9%
Transportation	54.2%	54.9%	53.5%	54.0%
Urban Land	60.2%	58.6%	58.9%	57.9%

Note: Comparative figures have been restated due to a realignment of several practice components between our Buildings,

Industrial, Transportation, and Urban Land practice areas.

The change in gross margin percentages in Q3 11 compared to Q3 10 was due to the following:

•

In general, fluctuations in the margins reported depend on the particular mix of projects in progress during any quarter and on our project execution. These fluctuations reflect the nature of our business model, which is based on diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle.

•

In the Buildings practice area, the decrease in gross margin was a reflection of increased competition, the continued softening of the industry, and revisions made to our estimated cost to complete on certain large projects resulting in a reduction in gross margin.

The following table summarizes our gross margin percentages by region for Q3 11 and Q3 10 and on a year-to-date basis for 2011 and 2010.

	Quarter Ended Sept 30		Three Quarters Ended Sept 30
Gross Margin by Region	2011	2010	2011	2010

Canada	56.2%	58.2%	56.8%	57.5%
United States	54.1%	53.0%	53.5%	52.8%
International	58.6%	54.3%	53.8%	56.5%

In Q3 11 and year to date, the lower gross margins experienced in the United States compared to Canada were principally due to the mix of projects in progress, the competitive environment in the United States, and the lower margins generally experienced in US government projects especially in our Transportation practice area. Although slightly lower than our Canadian business, our gross margins in the United States continue to increase.

The reduction in the year-to-date gross margin in Canada was mainly due to competitive pressures in our Building practice area and revisions made to our estimated cost to complete on certain large projects in the third quarter of 2011 resulting in a reduction in gross margin. The reduction in the year-to-date gross margin in our International region resulted from the mix of projects in progress and the addition of our United Arab Emirates operations, for which margins were lower than for our other international operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

Administrative and Marketing Expenses

Our administrative and marketing expenses as a percentage of net revenue were 40.0% for Q3 11 compared to 41.3% for Q3 10. Our year-to-date administrative and marketing expenses as a percentage of net revenue were 40.8% for 2011 compared to 41.2% for 2010, performing slightly better than our expected range of 41 to 43%. Year-to-date administrative and marketing expenses were lower due to our continued focus on managing our costs and operational efficiencies. In addition, our 2010 expenditures were impacted by more acquisition activities compared to 2011 resulting in more acquisition-related professional fees being expensed in 2010. During the quarter, administrative and marketing expenses were lower compared to Q3 10 as a result of more acquisition-related restructuring and professional costs being expensed in Q3 10. Administrative and marketing expenses may fluctuate from quarter to quarter as a result of the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress and being pursued during the period, as well as by integration activities. In the months following the completion of an acquisition, there is usually an increase in staff time charged to administration and marketing due to integration activities including the orientation of newly acquired staff.

Goodwill and Intangible Assets

Goodwill

Effective the third quarter of 2011, we changed the date of our annual goodwill impairment test to October 1 from July 1. In accordance with our accounting policies as described in note 4 of our consolidated financial statements for the quarter ended March 31, 2011, we conduct a goodwill impairment test annually or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment date and December 31.

In 2010 we performed an impairment test as at January 1, 2010, on transition to IFRS as required by IFRS 1. In addition, we performed our annual goodwill impairment test as at July 1, 2010. Due to the acquisitions completed in the third and fourth quarters of 2010, an impairment test was also performed as at December 31, 2010. Based on the results of these tests, we concluded that the recoverable amount of our cash generating units exceeded their carrying amount and, therefore, goodwill was not impaired.

Intangible Assets

The timing of completed acquisitions, the size of acquisitions, and the type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years, whereas contract backlog is amortized over an estimated useful life of generally 1 to 3 years. Consequently, the impact of the amortization of contract backlog can be significant in the 4 to 12 quarters following an acquisition. Backlog is a non-IFRS measure further discussed in the Definition of Non-GAAP Measures in the Critical Accounting, Estimates, Developments, and Measures section of our 2010 Financial Review. As at September 30, 2011, $2.1 million of the $69.5 million in intangible assets related to backlog. The following table summarizes the amortization of identifiable intangible assets for Q3 11 and Q3 10 and on a year-to-date basis for 2011 and 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

Intangibles	Quarter ended Sept 30		Three quarters ended Sept 30
(In thousands of Canadian dollars)	2011	2010	2011	2010

Amortization of client relationships	1,146	1,229	3,879	3,397
Amortization of backlog	1,427	1,544	4,692	4,005
Software	1,510	1,363	4,427	4,183
Other	67	239	483	505

Total amortization of intangible assets	4,150	4,375	13,481	12,090

Our amortization of intangibles increased by $1.4 million year to date in 2011 compared to the same period last year mainly due to the amortization of the backlog balances of Burt Hill, Anshen + Allen, and ECO:LOGIC, as well as the amortization of customer relationship balances of Burt Hill. Based on the unamortized intangible asset balance remaining at the end of Q3 11, we expect our amortization expense for intangible assets for the full year 2011 to be in the range of $17.5 to $18.5 million. The actual expense may be impacted by any new acquisitions completed after Q3 11.

Net Interest Expense

During the quarter, we extended the maturity date of our existing $350 million revolving credit facility to August 31, 2015, and renegotiated the interest rates as further described below. The facility allows us access to an additional $75 million under the same terms and conditions on approval from our lenders. The $0.4 million increase in our net interest expense in Q3 11 compared to Q3 10 and the $1.9 million increase year to date was mainly due to higher long-term debt and an increase in interest rates compared to the same period in 2010. At September 30, 2011, $216.4 million was outstanding on our credit facility and senior secured notes compared to $192.8 million outstanding on our revolving credit facility at September 30, 2010. As at September 30, 2011, $74.4 million of our credit facility was payable in US funds (US$71.0 million), and $18.0 million was payable in Canadian funds. All our $125 million in senior secured notes are in Canadian funds.

Depending on the form under which the revolving credit facility is accessed, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA, from 50 to 175 for Canadian prime and US base rate loans and from 150 to 275 for bankers’ acceptances, LIBOR loans, and letters of credit. (Debt to EBITDA is defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of our 2010 Financial Review.) Prior to the extension, the basis points varied, depending on our level of consolidated debt to EBITDA, from 100 to 225 for Canadian prime and US base rate loans and from 200 to 325 for bankers’ acceptances, LIBOR loans, and letters of credit. We minimize our exposure to floating rates of interest on our revolving credit facility, when appropriate, by entering into interest rate swap agreements. During 2008, we entered into an interest rate swap agreement that had the effect of converting the variable interest obligation associated with US$100 million of our credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. This swap agreement ended September 3, 2010.

Our average interest rate on our revolving credit facility was 2.17% at September 30, 2011, compared to 2.73% at September 30, 2010. We estimate that, based on our credit facility balance at September 30, 2011, a 0.5% increase in interest rates, with all other variables held constant, would decrease our net income by approximately $84,000 for the quarter and decrease our basic earnings per share by less than $0.01. A 0.5% decrease in interest rates would have an equal and opposite impact on our net income and basic earnings per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

Our average interest rate on our senior secured notes is 4.52%. We have the flexibility to partially mitigate our exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. Our senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Losses (Gains)

During Q3 11, we recorded a $0.5 million foreign exchange loss compared to $0.4 million gain in Q3 10. These foreign exchange losses arose on the translation of the foreign-denominated assets and liabilities held in our Canadian companies and in our non-US-based foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars. The foreign exchange loss incurred during the quarter was due to the volatility of daily foreign exchange rates and the timing of the recognition and relief of foreign-denominated assets and liabilities. As at September 30, 2011, we had no foreign currency forward contracts.

During the first three quarters of 2011, we recorded a $19.8 million gain in our foreign exchange adjustments in other comprehensive income compared to a $9.8 million loss during the same period in 2010. These unrealized gains and losses arose when translating our foreign operations into Canadian dollars. The gain during the first three quarters of 2011 was due to the weakening of the Canadian dollar from US$1.01 at December 31, 2010, to US$0.95 at September 30, 2011.

We estimate that, due to a slight net exposure at September 30, 2011, a $0.01 increase or decrease in the US-dollar to Canadian-dollar exchange rate, with all other variables held constant, would have an immaterial impact on our net income for the quarter.

Income Taxes

Our effective income tax rate for the third quarter of 2011 was 27.0% compared to 29.9% for the year ended December 31, 2010. The effective tax rate of 27.0% meets the target of at or below 28.5% set out in our 2010 Financial Review. The 2010 effective income tax rate was impacted by a reorganization of our corporate tax structure in January 2010. This reorganization resulted in a gain for tax purposes; however, this gain did not affect cash income taxes payable, since it was offset by previously recognized US income tax losses. The reorganization was part of a long-term strategy to make our corporate tax structure more efficient. Partially offsetting this increase in our effective income tax rate was the impact of the $7.2 million capital gain on the sale of our 30% equity investments in Fugro Jacques Geosurveys Inc. and Fugro Jacques N.V. (Fugro) in the third quarter of 2010. Excluding the impact of the reorganization and the gain on the sale of equity investments, our effective tax rate for 2010 would have been 25.6%. The income tax rate of 27.0% in Q3 11 is based on statutory rates in the jurisdictions in which we operate and on our estimated earnings in each of these jurisdictions.

We believe that we will meet the expected target of at or below 28.5% set out in our 2010 Financial Review to the end of 2011. We review our estimated income tax rate quarterly and adjust it based on changes in statutory rates in the jurisdictions in which we operate as well as on our estimated earnings in each of these jurisdictions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected data derived from our consolidated financial statements for each of the eight most recently completed quarters. This information should be read in conjunction with the applicable interim unaudited and annual audited consolidated financial statements and related notes thereto.

Quarterly Unaudited Financial Information

(In millions of Canadian dollars, except per share amounts)	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010*

Gross revenue	430.4	412.3	408.7	383.7
Net revenue	351.2	342.3	336.8	310.9
Net income	28.9	25.7	23.8	23.3
EPS – basic	0.63	0.56	0.52	0.51
EPS – diluted	0.63	0.56	0.52	0.51

	Sep 30, 2010*	Jun 30, 2010*	Mar 31, 2010*	(CGAAP**) Dec 31, 2009

Gross revenue	386.7	371.1	371.6	342.8
Net revenue	314.5	303.8	296.8	274.8
Net income	31.3	23.8	16.3	22.9
EPS – basic	0.69	0.52	0.36	0.50
EPS – diluted	0.68	0.52	0.35	0.50

Quarterly earnings per share on a basic and diluted basis are not additive and may not equal the annual earnings per share reported. This is due to the effect of shares issued or repurchased during the year on the weighted average number of shares. Diluted earnings per share on a quarterly and annual basis are also affected by the change in the market price of our shares, since we do not include in dilution options whose exercise price is not in the money.

* Restated for IFRS

** These numbers are not restated for compliance with IFRS but are reported under Canadian GAAP (CGAAP) effective in the year concerned.

The following table summarizes the impact of acquisitions, organic growth, and foreign exchange on our gross revenue for the following quarterly comparisons:

(In millions of Canadian dollars)	Q3 11 vs. Q3 10	Q2 11 vs. Q2 10	Q1 11 vs. Q1 10	Q4 10 vs. Q4 09*

Increase (decrease) in gross revenue due to:
Acquisition growth	44.9	51.6	48.3	33.2
Organic growth	7.1	(1.8)	(3.8)	13.5
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	(8.3)	(8.6)	(7.4)	(5.8)

Total net increase in gross revenue	43.7	41.2	37.1	40.9

* 2009 comparative figures in this table are not restated for compliance with IFRS but are reported under CGAAP effective in the year concerned.

During Q2 11, our gross revenue increased by $41.2 million, or 11.1%, to $412.3 million compared to $371.1 million for the same period in 2010. Approximately $51.6 million of this increase resulted from acquisitions completed in 2011 and 2010, offset by an $8.6 million foreign exchange impact—due to the strengthening of the Canadian dollar during Q2 11 compared to Q2 10—and a $1.8 million retraction in organic revenue. Net income for Q2 11 increased by $1.9

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

million, or 8.0%, from the same period in 2010, and diluted earnings per share for Q2 11 increased by $0.04, or 7.7%, compared to Q2 10. Net income during Q2 11 was positively impacted by the increase in gross and net revenue, and by a decrease in our administrative and marketing expenses as a percentage of net revenue from 40.8% in Q2 10 to 40.4% in Q2 11. Net income in Q2 11 was negatively impacted by a reduction of gross margin as a percentage of net revenue from 55.7% in Q2 10 to 55.1% in Q2 11. This decrease in gross margin mainly occurred in our Industrial and Buildings practice areas because of the mix of projects during the quarter. Net income in Q2 11 was also negatively impacted by an increase in amortization of intangible assets.

During Q1 11, our gross revenue increased by $37.1 million, or 10.0%, to $408.7 million compared to $371.6 million for the same period in 2010. Approximately $48.3 million of this increase resulted from an increase in revenue from acquisitions completed in 2011 and 2010, offset by a $7.4 million foreign exchange impact—due to the strengthening of the Canadian dollar during Q1 11 compared to Q1 10—and a $3.8 million retraction in organic revenue. Net income for Q1 11 increased by $7.5 million, or 46.0%, from the same period in 2010, and diluted earnings per share for Q1 11 increased by $0.17, or 48.6%, compared to Q1 10. Net income during Q1 11 was positively impacted by the increase in gross and net revenue and an increase in gross margin as a percentage of net revenue from 55.5% in Q1 10 to 55.8% in Q1 11. Also, our income tax expense decreased by $6.5 million or 42.5% due to the tax impact of the reorganization of our corporate structure in Q1 10. Net income in Q1 11 was negatively impacted by an increase in our administrative and marketing expenses as a percentage of net revenue from 41.4% in Q1 10 to 42.2% in Q1 11. This increase was primarily due to the recognition of sublease revenue in Q1 10 and increased integration activities in Q1 11.

The description below compares Q4 2010 results under IFRS to Q4 2009 results under Canadian GAAP since on the conversion to IFRS we were not required to restate historical information prior to 2010.

During Q4 10, our gross revenue increased by $40.9 million, or 11.9%, to $383.7 million compared to $342.8 million for the same period in 2009. Approximately $33.2 million of this increase resulted from an increase in revenue from acquisitions completed in 2010 and 2009, and $13.5 million resulted from organic growth. These increases were partially offset by a $5.8 million foreign exchange impact due to the strengthening of the Canadian dollar during Q4 10. Net income for Q4 10 increased by $0.4 million, or 1.7%, from the same period in 2009, and diluted earnings per share for Q4 10 increased by $0.01, or 2.0%, compared to Q4 09. Net income during Q4 10 was positively impacted by the increase in gross revenue and an increase in gross margin as a percentage of net revenue from 56.7% in Q4 09 to 57.1% in Q4 10. Net income in Q4 10 was negatively impacted by an increase in our administrative and marketing expenses as a percentage of net revenue from 41.1% in Q4 09 to 43.0% in Q4 10. This increase was primarily due to an increase in administrative and marketing labor as a percentage of net revenue. Staff time charged to marketing and administrative labor may fluctuate from quarter to quarter because it is influenced by the mix of projects in progress and being pursued during the period, as well as by acquisition integration activities. In Q4 10, we were in the process of integrating the eight acquisitions completed during the second half of 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

LIQUIDITY AND CAPITAL RESOURCES

The following table represents summarized working capital information as at September 30, 2011, compared to December 31, 2010:

(In millions of Canadian dollars, except ratios)	Sep 30, 2011	Dec 31, 2010	Change

Current assets	529.4	500.9	28.5
Current liabilities	(333.1)	(324.0)	(9.1)
Working capital (note 1)	196.3	176.9	19.4
Current ratio (note 1)	1.59	1.55	0.04

note 1: Working capital is calculated by subtracting current liabilities from current assets. Current ratio is calculated by dividing current assets by current liabilities. Both terms are further discussed in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of our 2010 Financial Review.

Our cash flows from (used in) operating, investing, and financing activities for the third quarter and year to date for 2011 and 2010, as reflected in our consolidated statements of cash flows, are summarized in the following table:

	Quarter ended September 30			Three quarters ended September 30
(In millions of Canadian dollars)	2011	2010	Change	2011	2010	Change

Cash flows from operating activities	62.6	43.7	18.9	52.3	56.0	(3.7)
Cash flows used in investing activities	(6.4)	(16.6)	10.2	(69.9)	(53.9)	(16.0)
Cash flows from (used in) financing activities	(46.4)	(19.8)	(26.6)	(34.3)	16.6	(50.9)

We are able to meet our liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from our $350 million credit facility, senior secured notes, and the issuance of common shares. Our primary use of funds is for paying operational expenses, completing acquisitions, sustaining capital spending on property and equipment, and repaying long-term debt.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. We also believe that the design of our business model, as described in the Management’s Discussion and Analysis in our 2010 Financial Review, reduces the impact of changing market conditions on our operating cash flows. Consequently, we do not anticipate any immediate need to access additional equity capital; however, under certain favorable market conditions, we would consider issuing common shares to facilitate acquisition growth or to reduce the utilized level on our credit facility.

We continue to manage our capital structure according to the internal guideline established in our 2010 Financial Review of maintaining a net debt to equity ratio of at or below 0.5 to 1. We calculate our net debt to equity ratio, a non-IFRS measure, as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash, divided by (2) shareholders’ equity. At September 30, 2011, our net debt to equity ratio was 0.41 to 1.0. Going forward, there may be occasions when we exceed our target by completing opportune acquisitions that increase our debt level above the target for a period of time.

We continue to limit our exposure to credit risk by placing our cash and short-term deposits in, and when appropriate by entering into derivative agreements with, high-quality credit institutions. Our investments held for self-insured liabilities include bonds and equities, and we mitigate the risk associated with these bonds and equities to some extent through the overall quality and mix of our investment portfolio.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

Working Capital

Our working capital (current assets less current liabilities) at the end of Q3 11 was $196.3 million compared to $176.9 million at December 31, 2010. Year to date, current assets increased by $28.5 million, and current liabilities increased by $9.1 million. The $28.5 million increase in current assets from December 31, 2010 was principally due to a $73.7 million increase in trade and other receivables and in unbilled revenue partially due to the Bonestroo acquisition and the timing of contracted milestone billings, and a $4.9 million increase in prepaid expenses due to normal operations. These increases were partially offset by a $45.7 million decrease in cash and short-term deposits because cash was being held at December 31, 2010, for the payment of notes from acquisitions that were paid in early January 2011. As well, current other financial assets decreased by $3.8 million as a result of normal operations. Our investment in trade and other receivables and unbilled revenue increased to 100 days at September 30, 2011, compared to 86 days at December 31, 2010, mainly due to the timing of contracted milestone billings and increased project activity.

The $9.1 million increase in current liabilities at September 30, 2011, compared to December 31, 2010, resulted primarily from a $15.1 million increase in trade and other payables due mainly to trade payable and accrued liabilities assumed from acquired companies, and a $6.6 million increase in bank indebtedness due to normal operations. Our billings in excess of costs decreased by $11.4 million due to the timing of billings, our income taxes payable decreased by $4.6 million due to the payment of income taxes payable assumed from acquisitions, and our current other financial liabilities decreased by $3.0 million mainly because of the payment of contingent consideration for acquisitions.

Our current ratio at September 30, 2011, increased to 1.59 from 1.55 at December 31, 2010, mainly due to the increase in trade and other receivables and unbilled revenue and the decrease in billings in excess of costs, as explained above.

Cash Flows From Operating Activities

Our cash flows from operating activities generated $62.6 million in Q3 11 compared to $43.7 million in Q3 10. On a year-to-date basis, our cash flows from operating activities were $52.3 million in 2011 compared to $56.0 million in 2010. Our cash flows from operating activities are impacted by the timing of acquisitions—in particular, the timing of payments of acquired trade and other payables, including employee annual bonuses. On a year-to-date basis, the $3.7 million decrease in cash flows from operating activities was a result of the following:

•	Our cash paid to suppliers was higher in 2011 because of the trade and other payables assumed on acquisitions completed in the second half of 2010 and year to date in 2011.

•	Our cash paid to employees was higher in 2011 due primarily to increases in the number of employees and in bonuses paid.

•

Our investment in unbilled revenue and trade and other receivables increased to 100 days in Q3 11 compared to 91 days in Q3 10 mainly due to the timing of contracted milestone billings and increased project activity.

The above was partially offset by an increase in our receipts from clients due to business growth.

Cash Flows Used in Investing Activities

Our cash flows used in investing activities were $6.4 million in Q3 11 compared to $16.6 million in Q3 10 and $69.9 million year to date in 2011 compared to $53.9 million for the same period in 2010. Year to date, we used $54.2 million for the acquisition of QuadraTec, Caltech, and Bonestroo and the payment of notes payable due from prior acquisitions, compared to using $38.5 million for the acquisition of PCGI, TetrES, IEA, WillsonMiller, NRC, and CommArts, the purchase of the remaining 20% of I.R. Wilson Consulting Ltd., and the payment of notes payable due

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

from acquisitions in the same period last year. In addition, in Q3 10 we had proceeds on the sale of equity investments of Fugro of $10.0 million compared to none in 2011. Also contributing to the increase in cash flows used in investing activities was a $2.0 million increase in the use of cash flows to fund our investments held in self-insured liabilities, and a $2.7 million decrease in dividends from equity investments. Our year-to-date use of cash flows for investing activities was partially offset by $8.7 million in proceeds received from the sale of investments assumed from prior acquisitions.

As a professional services organization, we are not capital intensive. In the past, we have made capital expenditures primarily for items such as leasehold improvements, computer equipment and software, furniture, and other office and field equipment. Our property and equipment and software purchases totaled $4.6 million in Q3 11 compared to $10.1 million in Q3 10. One factor contributing to the higher spending on property and equipment in Q3 10 compared to Q3 11 was the number of leasehold improvements made to various offices and enhancements to our information technology infrastructure and enterprise system. Our Q3 11 purchases were within our expected range for 2011 to support ongoing operational activity and growth. In 2011 and 2012, we plan to continue to invest in enhancements to our information technology infrastructure and enterprise systems in order to optimize and streamline our business processes and prepare for continued growth. During Q3 11, we financed our property and equipment and software purchases through cash flows from operations and long-term debt.

Cash Flows From (Used in) Financing Activities

Our cash flows used in financing activities were $46.4 million in Q3 11 compared to $19.8 million in Q3 10. Year to date, our cash flows used in financing activities were $34.3 million in 2011 compared to $16.6 million cash flows generated from financing activities for the same period in 2010. During the first three quarters of 2011, we issued $125.0 million in senior debt and used these funds to repay a portion of our revolving credit facility. Year to date, our cash flow used in financing activities increased $50.9 million compared to 2010 due to more funds being repaid on the revolving credit facility. In addition, we used $57.6 million of the facility in 2011 compared to $160.8 million in 2010 partly to pay employee bonuses, accounts payable, income taxes, and notes payable and to fund the repurchase of shares under a normal course issuer bid. As at September 30, 2011, $243.8 million was available in the revolving credit facility for future activities. Our year-to-date use of funds for financing activities also increased due to repurchasing $11.1 million in shares for cancelation under our normal course issuer bid compared to $4.9 million for the same period last year.

Our credit facility is available for acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed and certain financial covenant calculations, rates of interest may vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on our level of consolidated debt to EBITDA, from 50 to 175 for Canadian prime and US base rate loans and from 150 to 275 for bankers’ acceptances, LIBOR loans, and letters of credit.

On May 13, 2011, we issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1.1 million. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between Stantec Inc., as issuer, and BNY Trust Company of Canada, as trustee. The senior secured notes are ranked equally with our existing revolving credit facility. Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 each year commencing on November 10, 2011, until maturity or the earlier payment, redemption, or purchase in full of the senior secured notes. We may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. As well, we may purchase our senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants. All of our assets are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

We are subject to financial and operating covenants related to our credit facility and senior secured notes. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerated repayment of our debt obligation. In particular, at each quarter-end, we must satisfy the following at any time: 1) our consolidated EBITDAR to debt service ratio must not be less than 1.25 to 1.0 for the revolving credit facility and senior secured notes and 2) our consolidated debt to EBITDA ratio must not exceed 2.5 to 1.0, for the revolving credit facility, and 2.75 to 1.0, for the senior secured notes, except in the case of a material acquisition, when our consolidated debt to EBITDA ratio must not exceed 3.0 to 1.0, for the revolving credit facility, and 3.25 to 1.0, for the senior secured notes, for a period of two complete quarters following the acquisition. These EBITDA and EBITDAR to debt service ratios are defined in the Definition of Non-GAAP Measures in the Critical Accounting Estimates, Developments, and Measures section of our 2010 Financial Review. We were in compliance with all these covenants as at and throughout the period ended September 30, 2011.

Shareholders’ Equity

Share options exercised during the first three quarters of 2011 generated $1.1 million in cash compared to $1.9 million in cash generated during the same period in 2010. Our shareholders’ equity was reduced by $11.1 million in 2011 because of the repurchase of 459,600 shares year to date through our normal course issuer bid compared to a reduction of $4.9 million due to the repurchase of 198,300 shares in the same period in 2010.

OTHER

Outstanding Share Data

As at September 30, 2011, there were 45,380,252 common shares and 1,759,633 share options outstanding. During the period of October 1, 2011, to November 2, 2011, no shares were repurchased under our normal course issuer bid, 33,000 share options were exercised, no share options were forfeited, and 28,000 share options were cancelled. As at November 2, 2011, there were 45,413,252 common shares and 1,698,633 share options outstanding.

Contractual Obligations

As part of our continuing operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, operating and finance lease commitments, purchase and service obligations, and other liabilities as at September 30, 2011, on a discounted basis:

Contractual Obligations as at Sept 30, 2011 (In millions of Canadian dollars)	Payment Due by Period
	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years

Long-term debt	292.6	45.9	30.1	161.9	54.7
Interest on debt	41.0	8.9	15.9	12.0	4.2
Operating lease commitments	462.3	79.3	135.8	105.1	142.1
Finance lease commitments	5.9	5.0	0.8	0.1	-
Purchase and service obligations	9.8	5.8	3.9	0.1	-
Other liabilities	7.2	0.5	1.7	0.4	4.6

Total contractual obligations	818.8	145.4	188.2	279.6	205.6

For further information regarding the nature and repayment terms of our long-term debt and finance lease obligations, refer to the Cash Flows From (Used in) Financing Activities section of this report and notes 12 and 19 in our unaudited consolidated financial statements for the quarter ended September 30, 2011. Our operating lease commitments include obligations under office space rental agreements, and our purchase and service obligations include agreements to purchase future goods and services that are enforceable and legally binding. Our other

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

liabilities include amounts payable under our deferred share unit and restricted share unit plans and a commitment to purchase the non-controlling interests of The National Testing Laboratories Limited over a period ending in 2014. Failure to meet the terms of our operating lease commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement.

Off-Balance Sheet Arrangements

As of September 30, 2011, we had off-balance sheet financial arrangements relating to letters of credit in the amount of $7.3 million that expire at various dates before April 2012. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. We also provide indemnifications and, in limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. As at September 30, 2011, we had a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at September 30, 2011, $12.3 million in bonds (US$11.7 million) was issued under this surety facility. During 2009, we issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If this guarantee is exercised, we have recourse to our insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in our professional services. At September 30, 2011, $104,000 of this guarantee had been exercised, but we have not made any payments under this guarantee, and no amounts have been accrued in our consolidated financial statements with respect to the guarantee.

Financial Instruments and Market Risk

The nature and extent of our use of financial instruments, as well as the risks associated with these instruments, have not changed from those described in the Financial Instruments and Market Risk section of our 2010 Financial Review and are incorporated by reference herein except for the issuance of $125.0 million of senior secured notes in Q2 11 as further explained under the Liquidity and Capital Resources—Cash Flows From (Used in) Financing Activities subheading.

Related-Party Transactions

We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have management agreements in place with several special purpose entities to provide various services, including architecture, engineering, planning, and project management. These management agreements provide us with control over the management and operation of these entities. We also receive a management fee generally equal to the net income of the entities and have an obligation regarding their liabilities and losses. Based on these facts and circumstances, management has concluded that we control these entities and, therefore, consolidates them in our consolidated financial statements. Transactions among subsidiaries and special purpose entities are entered into in the normal course of business and on an arm’s-length basis. Using the consolidated method of accounting, all intercompany balances are eliminated in full.

From time to time, we enter into transactions with associated companies and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Associated companies are entities over which we are able to exercise significant influence but not control. We use the equity method of accounting for our associated companies. Total sales to our associates were $1.9 million during Q3 11 and $5.6 million year to date. No distributions were paid by our associates during Q3 11 and $1.2 million were paid year to date. At September 30, 2011, receivables from our associates were $1.8 million.

Joint ventures are accounted for using the proportionate consolidation method, which results in recording our pro rata share of the assets, liabilities, revenues, and expenses of each entity. Total sales to our joint ventures were $3.7 million during Q3 11 and $10.3 million year to date. No distributions were paid by our joint ventures during Q3 11 and $227,000 were paid year to date. At September 30, 2011, receivables from our joint ventures were $3.7 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include its directors, chief executive officer, chief financial officer, chief operating officer, and senior vice presidents. Total compensation to key management personnel recognized as an expense during Q3 11 was $1.9 million (Q3 10–$3.1 million) and $8.0 million year to date (September 30, 2010–$7.8 million).

From time to time, we guarantee the obligation of a subsidiary or special purpose entity regarding lease agreements. In addition, from time to time, we guarantee a subsidiary or special purpose entity’s obligations to a third party pursuant to an acquisition agreement. Transactions with subsidiaries, special purpose entities, associated companies, and joint ventures are further described in notes 9 and 25 of our Q3 11 unaudited consolidated financial statements and are incorporated by reference herein.

OUTLOOK

We continue to believe that our overall outlook for 2011 is a moderate increase in organic revenue, with a targeted 2.0 to 3.0% increase compared to 2010. The outlook for each practice area in 2011 ranges from moderate decline for our Buildings practice area, to stable for our Environment and Transportation practice areas, to stable to moderate organic growth for our Urban Land practice area, to strong organic growth for our Industrial practice area. We operate in a highly diverse infrastructure and facilities market in North America and internationally consisting of many technical disciplines, practice areas, client types, and industries in both the private and public sectors, which gives us the flexibility to adapt to changing market conditions in a timely manner. Our results may fluctuate from quarter to quarter depending on variables such as project mix, economic factors, and integration activities related to acquisitions in a quarter. In the third quarter of 2011, we saw no significant changes in our industry environment or market opportunities. Our business model continues to focus on mitigating risk by diversifying our operations across geographic regions, practice areas, and all phases of the infrastructure and facilities project life cycle. In addition, our overall expectations remain consistent with those discussed in the Gross and Net Revenue section of this Management’s Discussion and Analysis and those generally described in the Outlook section of the Management’s Discussion and Analysis included in our 2010 Financial Review.

The above outlook is based, in part, on an update of the underlying assumptions found in the Outlook section of the Management’s Discussion and Analysis included in our 2010 Financial Review. The Caution Regarding Forward-Looking Statements section of this Management’s Discussion and Analysis outlines these updated assumptions.

CRITICAL ACCOUNTING ESTIMATES, DEVELOPMENTS, AND MEASURES

Critical Accounting Estimates

The preparation of our financial statements in accordance with IFRS requires us to make various estimates and assumptions. However, future events may result in significant differences between estimates and actual results. Our critical accounting estimates are described in our 2010 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and in note 5 of our Q1 11 unaudited consolidated financial statements and are incorporated by reference herein. Due to our transition to IFRS on January 1, 2010, and certain transactions entered into during the first three quarters of 2011, significant changes and additions to our critical accounting estimates are described below.

Business combinations. Under IFRS, contingent consideration resulting from business combinations is recorded at fair value at the acquisition date as part of the business combination based on discounted cash flows and is subsequently remeasured to fair value at each reporting date with the change in fair value being recorded to income. The key assumptions take into consideration the probability of meeting each performance target and the discount factor. At January 1, 2010, on transition to IFRS, we fair valued contingent consideration outstanding from past business combinations using an income approach, which increased our other financial liabilities and decreased our retained earnings by $6.0 million. In the fourth quarter of 2010, due to a change in the probability of meeting a

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

performance target, we accrued additional contingent consideration of $0.5 million as an increase to other financial liabilities and a decrease to other (income)/expense. Changes to the accounting for business combinations as a result of our transition from Canadian GAAP to IFRS are further discussed in the Transition to IFRS section of this Management’s Discussion and Analysis.

Share-based payment transactions. The Company measures the cost of share-based payment transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating the fair value of share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. The Company has chosen the Black-Scholes option-pricing model for equity-settled and cash-settled share-based payment transactions. This estimate also requires determining the most appropriate inputs to the valuation model, including volatility in the price of the Company’s shares, risk-free interest rate, and expected hold period to exercise, and making assumptions about them. The expected volatility is based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options is based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data is used to estimate the expected life of the option. As well, the Company estimates its forfeiture rate for equity-settled transactions based on historical experience in order to determine the compensation expense arising from the share-based awards. Changes to the estimates are reflected in the period in which they are made and would affect our compensation expense, share capital, contributed surplus, and other liabilities. During the first three quarters of 2011, we issued share options, deferred share units, and restricted share units. The restricted share unit plan is a new share-based payment plan that we implemented during the first quarter of 2011.

Definition of Non-IFRS Measures

This Management’s Discussion and Analysis includes references to and uses measures and terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS, namely, working capital, current ratio, net debt to equity ratio, gross revenue, net revenue, gross margin, return on equity ratio, EBITDA, EBITDAR, consolidated debt to EBITDA ratio, consolidated EBITDAR to debt service ratio, and backlog. These non-IFRS measures may not be comparable to similar measures presented by other companies. For the third quarter ended September 30, 2011, there has been no significant change in our description of these non-IFRS accounting measures from that included in our 2010 Financial Review under the heading Critical Accounting Estimates, Developments, and Measures and incorporated by reference herein. Readers are encouraged to refer to this discussion in our 2010 Financial Review for additional information.

Recent Accounting Pronouncements

The listing below includes issued standards and interpretations which we reasonably expect to be applicable at a future date and intend to adopt when they become effective. Unless otherwise noted, the effective date of each standard below is the first annual period beginning on or after January 1, 2013, with retrospective application required and early adoption permitted. Unless otherwise noted, we are currently considering the impact of adopting these standards and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.

Financial Instruments. In November 2009, the IASB issued IFRS 9, “Financial Instruments” (IFRS 9), as part of the first of three phases to replace IAS 39, “Financial Instruments: Recognition and Measurement” (IAS 39). The first phase addressed the classification and measurement of financial assets. IFRS 9 replaces the multiple classification and measurement models of IAS 39 with a single model that has only two classification categories: amortized cost and fair value.

In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities and for classification and measurement of financial liabilities. The reissued IFRS 9 requires that the amount of change in the

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

fair value of the financial liability that is attributable to changes in the credit risk of that liability be presented in other comprehensive income, instead of in profit and loss.

Financial Instruments: Disclosures. In October 2010, the IASB issued amendments to IFRS 7, “Financial Instruments: Disclosures” (the amendments). The amendments require additional qualitative and quantitative disclosure associated with the transfers of financial assets. Entities are required to apply the amendments for annual periods beginning on or after July 1, 2011. Early adoption is permitted. The new disclosure requirements are required to be applied prospectively. The adoption of the amendments is not expected to have a material impact on our consolidated financial statements.

Consolidated Financial Statements. In May 2011, the IASB issued IFRS 10, “Consolidated Financial Statements” (IFRS 10) which replaces Standing Interpretations Committee (SIC)-12, “Consolidation—Special Purpose Entities” and parts of IAS 27, “Consolidated and Separate Financial statements”. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess.

Joint Arrangements. In May 2011, the IASB issued IFRS 11, “Joint Arrangements” (IFRS 11) to establish principles for financial reporting by parties to a joint arrangement. This standard supersedes IAS 31, “Interests in Joint Ventures” (IAS 31) and SIC-13, “Jointly Controlled Entities—Non-Monetary Contributions by Venturers.” Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures; the classification of a joint arrangement focuses on the nature and substance of the rights and obligations of the arrangement. IFRS 11 requires that joint ventures be accounted for using the equity method, rather than proportionate consolidation.

Investments in Associates and Joint Ventures. In May 2011, the IASB amended IAS 28, “Investments in Associates and Joint Ventures” (IAS 28), previously IAS 28, “Investments in Associates”. The amended IAS 28 sets out the accounting for investments in associates and the requirements for application of the equity method when accounting for investments in associates and joint ventures.

Disclosure of Interests in Other Entities. In May 2011, the IASB issued IFRS 12, “Disclosure of Interests in Other Entities” (IFRS 12). IFRS 12 combines the disclosure requirements for an entity’s interests in subsidiaries, joint arrangements, associates, and structured entities into one comprehensive disclosure standard. Many of the disclosure requirements were previously included in IAS 27, IAS 28, IAS 31, and SIC-12 while others are new. IFRS 12 requires that an entity discloses the significant judgment and assumptions it has made in determining whether it controls an entity.

Fair Value Measurement. In May 2011, the IASB issued IFRS 13, “Fair Value Measurement” (IFRS 13). IFRS 13 provides guidance on how to measure fair value under IFRS when fair value is required or permitted by other standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 requires enhanced disclosure for fair value. IFRS 13 is applied prospectively for annual periods beginning on or after January 1, 2013, and comparative disclosures for prior periods are not required.

Presentation of Financial Statements. In June 2011, the IASB issued amendments to IAS 1, “Presentation of Financial Statements” (IAS 1) to improve the consistency and clarity of items presented in Other Comprehensive Income (OCI). The amendments require that items presented in OCI be grouped into two categories: items that may be reclassified into profit or loss at a future date and items that will never be reclassified into profit or loss. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

Employee Benefits. In June 2011, the IASB issued amendments to IAS 19 “Employee Benefits” (the amendments). Among other changes, the amendments impact the timing of the recognition of termination benefits. The revised standard requires termination benefits outside of a wider restructuring to be recognized only when the offer becomes legally binding and cannot be withdrawn. In the context of a wider restructuring, termination benefits are recognized at the same time as other restructuring costs.

Transition to IFRS

As required by the CICA, our Q3 11 unaudited consolidated financial statements, including comparative figures for the prior year, present our results and financial position in accordance with IFRS. Subject to certain transition elections, we consistently applied the same accounting policies in our opening IFRS statement of financial position at January 1, 2010, and throughout all periods presented, as if these policies had always been in effect. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure. Whereas the adoption of IFRS did not have a material impact on our total operating, investing, or financing cash flows, it had an impact on our consolidated statements of financial position and consolidated statements of income as summarized below. For more details regarding the impact of IFRS on our Q3 11 financial results, refer to note 27 of our Q3 11 unaudited consolidated financial statements incorporated by reference herein.

As part of our conversion to IFRS, we assessed and concluded that IFRS had a minimal impact on our internal controls over financial reporting, disclosure controls and procedures, information technology systems, and business activities, including our budgeting and forecasting processes, debt covenants, key performance indicators, and compensation plans. For a summary of our conversion process, refer to our Management’s Discussion and Analysis for the year ended December 31, 2010, under the Accounting Developments, Canadian—Recent Accounting Pronouncements—International Financial Reporting Standards section.

a) IFRS 1 exemptions

Most adjustments required on the transition to IFRS were made retrospectively against opening retained earnings at January 1, 2010. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. We chose to apply elective exemptions for business combinations, fair value or revaluation as deemed cost, cumulative currency translation adjustment, and share-based payments as further described in note 27 of our Q3 11 unaudited consolidated financial statements.

b) Impact of IFRS on our financial results

Summarized in the unaudited tables below is the impact of the changeover to IFRS on our net income for the three and nine months ended September 30, 2010. For an explanation of the impact our changeover to IFRS had on our financial statements for the year ended December 31, 2010, and the opening IFRS statement of financial position on January 1, 2010, refer to our Q1 11 Management Discussion and Analysis under the heading Critical Accounting Estimates, Developments, and Measures—Transition to IFRS and note 37 of our Q1 11 unaudited financial statements. These results are based on IFRS issued and outstanding as of November 2, 2011. Any subsequent changes to IFRS that are adopted for our annual consolidated financial statements for the year ending December 31, 2011, could result in the restatement of our interim consolidated financial statements, including the transition adjustments recognized on the changeover to IFRS.

September 30, 2010, net income under IFRS

Our net income for the three months ended September 30, 2010, decreased by $0.8 million from $32.1 million under Canadian GAAP to $31.3 million under IFRS. Our basic earnings per share decreased by $0.01 from $0.70 to $0.69 under IFRS, and our diluted earnings per share decreased by $0.02 from $0.70 to $0.68 under IFRS. Other comprehensive loss increased by $0.3 million from $12.1 million under Canadian GAAP to $12.4 million under IFRS in the third quarter of 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

Our net income for the nine months ended September 30, 2010, increased by $2.9 million from $68.5 million under Canadian GAAP to $71.4 million under IFRS. Our basic earnings per share increased $0.06 from $1.50 to $1.56 under IFRS and our diluted earnings per share increased by $0.06 from $1.49 to $1.55 under IFRS. Other comprehensive loss increased by $1.6 million from $7.2 million under Canadian GAAP to $8.8 million under IFRS in the first three quarters of 2010.

An explanation of the most significant differences between Canadian GAAP and IFRS that impacted our net income for the three and nine months ended September 30, 2010 are described in further detail in section c) Accounting Policies and Statement Presentation below.

Standard	Income Statement Category	Description of Change	Increase/(Decrease) to Net Income (After Tax) (In millions of Canadian dollars)
			Quarter ended September 30, 2010	Three quarters ended September 30, 2010

IAS 36	Amortization of intangible assets	Intangible asset impairment and amortization	0.1	1.3

IAS 37	Administrative and marketing expenses	Recognition of future sublease revenue that is virtually certain	-	1.3

IAS 39	Other finance income	Reclassification of the unrealized gain on the interest rate swap	0.4	1.5

IFRS 3	Administrative and marketing expenses	Restructuring and acquisition- related costs	(1.0)	(1.0)

	Other	Other transitional adjustments	(0.3)	(0.2)

Total after-tax impact on net income for the three and nine months ended September 30, 2010			(0.8)	2.9

c) Accounting Policies and Statement Presentation

Summarized below are the key differences in our accounting policies between Canadian GAAP and IFRS that had the most significant impact on our September 30, 2010 comparative financial statements. The following discussion also includes an analysis of how the IFRS changeover is expected to affect our future financial reporting.

•	Presentation of Financial Statements (IAS 1)

Under International Accounting Standard (IAS) 1, a complete set of financial statements should include a statement of financial position, a statement of comprehensive income, a statement of changes in equity, and a statement of cash flows, accounting policies, and explanatory notes. IAS 1 prescribes various formats and requirements for statement presentation and disclosure. The adoption of IAS 1 resulted in several changes to the format of our financial statements, in expanded note disclosure, and in different classification and presentation of line items in our consolidated statements of financial position and consolidated statements of income.

We changed our current consolidated statements of shareholders’ equity and comprehensive income by moving all other comprehensive income items to new consolidated statements of comprehensive income. We reclassified certain statement of financial position line items into new categories, such as “investment property,” “provisions,”

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

“other financial assets,” and “other financial liabilities.” We also reclassified bank charges from “administrative and marketing expenses” to “other net finance expense/(income)” as well as the amortization of bonds and the realized gain on the sale of bonds from “other (income)/expense” to “other net finance expense/(income)”. These reclassifications had a minimal impact on our debt covenants and key performance indicators.

•	Impairment of Assets (IAS 36)

Under IAS 36, the impairment test for definite-lived intangible assets and long-lived assets is only one step. If the carrying amount exceeds the recoverable amount (on a discounted basis), the asset value is written down to the recoverable amount. Under Canadian GAAP, this test is a two-step process. In the first step, the carrying amount of an asset is compared to the expected undiscounted cash flows for the asset. If the carrying amount is more than the undiscounted cash flows, the fair value of the asset is determined. An impairment loss is recorded if the carrying amount is more than the fair value. In addition, unlike Canadian GAAP, IAS 36 requires, under certain circumstances, the reversal of impairment losses other than goodwill impairments.

Canadian GAAP also uses a two-step impairment testing approach for goodwill, whereas IFRS takes a one-step approach. Under IFRS, if the carrying amount of the cash generating unit (CGU) or group of CGUs exceeds the recoverable amount, an impairment loss is recognized. A CGU is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount is the higher of the fair value less costs to sell and the value in use. We performed an impairment test as at January 1, 2010, on transition to IFRS as required by IFRS 1. In addition, we performed our annual goodwill impairment test as at July 1, 2010, in accordance with the IFRS methodology. Due to the acquisitions completed in the third and fourth quarters of 2010, an impairment test was also performed at December 31, 2010. Based on the results of these reviews, we concluded that the recoverable amount of our CGUs exceeded their carrying amount and, therefore, goodwill was not impaired.

On January 1, 2010, we also conducted an impairment test on intangible assets using IFRS methodology as required by IFRS 1. As a result of this review, we recorded an impairment charge to retained earnings. The impairment primarily reflected a decline in expected future cash flows from certain clients and a reduction in the value of a favorable lease in our New York, New York, office. Because we recorded the impairment on January 1, 2010, the intangible asset amortization decreased in the first three quarters of 2010. Under Canadian GAAP, in the first half of 2010, we also recorded a $1.1 million (net of tax) non-cash impairment charge to income related to the same client relationships and lease advantage. Therefore, we added this impairment charge back to income in our 2010 IFRS results since, under IFRS, we accounted for this impairment in our opening statement of financial position. Additional client relationships were impaired under IFRS compared to Canadian GAAP due to the difference in methodology for impairment testing.

Because of the requirement to test goodwill on acquisitions before the end of our fiscal year, and depending on the number of acquisitions we carry out in the latter half of the year, we may experience more frequent impairment testing of goodwill under IFRS.

•	Sublease revenue recognition (IAS 37)

Under IAS 37, an inflow of resources is recognized in the statement of financial position when it is virtually certain. Under Canadian GAAP, we establish lease exit liabilities when we cease to use office space under an operating lease arrangement. Included in the liability is the present value of the remaining lease payments offset by an estimate of future sublease revenue. Upon the adoption of IAS 37, we derecognized the future sublease revenue that was not virtually certain at January 1, 2010. Administrative and marketing expenses decreased by $1.3 million (net of tax) in the first three quarters of 2010 because we recognized sublease revenues that became virtually certain.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

In the future, we may experience a fluctuation in administrative and marketing expenses as a result of the timing of recognizing lease exit liabilities and sublease revenue.

•	Hedge Accounting (IAS 39)

As at December 31, 2009, we used the “shortcut” method to prove the effectiveness of our interest rate hedge as permitted by Canadian GAAP. Per IAS 39, the shortcut method is not permitted to be used to assess hedge effectiveness. As a result, we discontinued hedge accounting (for IFRS accounting purposes only) on January 1, 2010, and removed the $1.5 million loss (net of tax) in cumulative other comprehensive income and decreased our retained earnings, accordingly.

Our interest rate swap expired in 2010. As its fair value approached zero, we reclassified the resulting unrealized gain from other comprehensive income to other net finance expense/(income). As a result, our finance income increased by $0.4 million (net of tax) in Q3 10 and by $1.5 million (net of tax) in the first three quarters of 2010.

•	Business Combinations (IFRS 3)

Under IFRS 3, postacquisition exit/restructuring costs, such as lease exits, and acquisition-related costs, such as advisory, legal, accounting, valuation, and other professional or consulting fees, are expensed as incurred. Under Canadian GAAP, if certain criteria are met, many of these costs are recognized as liabilities in the purchase price allocation and impact goodwill. Therefore, we were required to derecognize these liabilities existing at January 1, 2010, if they did not meet IFRS criteria. In the third quarter of 2010, we recognized exit/restructuring costs of $0.5 million (net of tax) in administrative and marketing expenses because under IFRS they are expensed as incurred. Also, in the third quarter of 2010, we recognized $0.5 million (net of tax) in legal and audit costs associated with acquisitions.

Under Canadian GAAP, generally initial purchase price allocations are subsequently adjusted through goodwill on a prospective basis. Under IFRS, if the initial accounting for a business combination can only be determined provisionally, subsequent adjustments to the allocation are retrospectively recognized from the date of acquisition. These adjustments (i.e., measurement period adjustments) are only those that confirm facts and circumstances existing at the acquisition date and may occur up to 12 months from the acquisition date. During the first quarter of 2011, we had significant measurement period adjustments relating to 2010 acquisitions; therefore, these adjustments were retroactively applied to 2010, impacting various line items in our consolidated statements of financial position.

As a result of the difference between Canadian GAAP and IFRS in accounting for business combinations, in future periods, we may record less goodwill, and depending on the size of acquisition, our administrative and marketing expenses may increase due to postacquisition exit/restructuring costs and acquisition-related costs. We may also experience a restatement of prior periods’ purchase price allocations depending on whether we have significant measurement period adjustments.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our chief executive officer (CEO) and chief financial officer (CFO) evaluated our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act Rules 13a–15(e) and 15d–15 (e)) as of the end of the period covered by this quarterly report. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of such date.

Changes in Internal Controls over Financial Reporting. There has been no change in our internal control over financial reporting during the last fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

RISK FACTORS

For the quarter ended September 30, 2011, there has been no significant change in our risk factors from those described in our 2010 Financial Review. This includes our exposure to market factors that can affect our performance with respect to currency and interest rates.

SUBSEQUENT EVENTS

On October 1, 2011, we acquired all the shares and business of FSC Architects and Engineers (FSC) which added approximately 85 staff to our Company. FSC is an integrated architecture and engineering firm specializing in cold climate and remote location projects. The firm has offices in Yellowknife, Northwest Territories; Whitehorse, Yukon; Iqaluit, Nunavut; and Edmonton, Alberta. FSC is active in many sectors including airports, education, emergency services, healthcare, residential, and sports and leisure, and, therefore, will primarily augment our Buildings practice area, with additional services in Transportation and Environment.

On October 28, 2011, we acquired all the shares and business of ENTRAN which added approximately 115 staff to our Company. The acquisition of ENTRAN, headquartered in Lexington, Kentucky, augments our Transportation practice area. ENTRAN specializes in roadway and bridge design, transportation planning and traffic engineering, construction engineering services, and aviation services.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2011

STANTEC INC. (UNAUDITED)

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	Notes	September 30 2011 $	December 31 2010 $

ASSETS	12
Current
Cash and short-term deposits	6	17,074	62,731
Trade and other receivables	7	321,188	295,740
Unbilled revenue		152,943	104,696
Income taxes recoverable		11,838	12,313
Prepaid expenses		15,566	10,699
Other financial assets	10	12,950	10,589
Other assets	11	4,039	4,176

Total current assets		535,598	500,944
Non-current
Property and equipment		110,410	113,689
Goodwill	8	592,338	548,272
Intangible assets		69,516	72,136
Investments in associates	9	2,041	2,831
Deferred tax assets		50,080	40,912
Other financial assets	10	62,261	57,235
Other assets	11	1,812	1,339

Total assets		1,424,056	1,337,358

LIABILITIES AND EQUITY
Current
Bank indebtedness	6	6,616	-
Trade and other payables		201,372	186,287
Billings in excess of costs		45,384	56,741
Income taxes payable		-	4,595
Current portion of long-term debt	12	50,973	46,394
Provisions	13	17,237	17,297
Other financial liabilities	14	6,340	9,365
Other liabilities	15	5,129	3,313

Total current liabilities		333,051	323,992
Non-current
Long-term debt	12	247,548	275,636
Provisions	13	44,645	39,143
Deferred tax liabilities		56,054	47,780
Other financial liabilities	14	2,577	5,789
Other liabilities	15	35,825	29,330

Total liabilities		719,700	721,670

Shareholders’ equity
Share capital	17	224,402	225,158
Contributed surplus	17	14,851	13,340
Retained earnings		463,630	393,844
Accumulated other comprehensive income (loss)	20	1,370	(16,757)

Total equity attributable to equity holders of the Company		704,253	615,585

Non-controlling interests		103	103

Total equity		704,356	615,688

Total liabilities and equity		1,424,056	1,337,358

See accompanying notes

September 30, 2011

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income

(Unaudited)

		For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars, except per share amounts)	Notes	2011 $	2010 $	2011 $	2010 $

Gross revenue		430,354	386,683	1,251,357	1,129,412
Less subconsultant and other direct expenses		79,156	72,153	221,010	214,276

Net revenue		351,198	314,530	1,030,347	915,136
Direct payroll costs	23	156,313	137,802	458,882	404,317

Gross margin		194,885	176,728	571,465	510,819
Administrative and marketing expenses	17, 23	140,346	130,008	420,797	376,973
Depreciation of property and equipment		7,173	6,622	20,521	18,448
Amortization of intangible assets		4,150	4,375	13,481	12,090
Net interest expense	22	2,537	2,076	7,510	5,551
Other net finance expense (income)	22	696	(12)	2,099	(777)
Share of income from associates	9	(104)	(731)	(452)	(1,944)
Gain on sale of equity investments	9	-	(7,183)	-	(7,183)
Foreign exchange loss (gain)		482	(350)	90	645
Other (income) expense		-	45	(41)	307

Income before income taxes		39,605	41,878	107,460	106,709

Income taxes	21
Current		8,946	12,539	25,979	27,263
Deferred		1,748	(2,014)	3,036	8,043

Total income taxes		10,694	10,525	29,015	35,306

Net income for the period		28,911	31,353	78,445	71,403

Weighted average number of shares outstanding – basic		45,662,087	45,591,437	45,703,009	45,685,152

Weighted average number of shares outstanding – diluted		45,726,931	45,846,003	45,812,925	45,932,366

Shares outstanding, end of the period		45,380,252	45,666,920	45,380,252	45,666,920

Earnings per share
Basic		0.63	0.69	1.72	1.56

Diluted		0.63	0.68	1.71	1.55

See accompanying notes

September 30, 2011

STANTEC INC. (UNAUDITED)

Consolidated Statements of Comprehensive Income

(Unaudited)

		For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	Notes	2011 $	2010 $	2011 $	2010 $

Net Income for the period		28,911	31,353	78,445	71,403

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	20	31,763	(13,548)	19,780	(9,823)
Net gain (loss) on available-for-sale financial assets	20	(1,717)	1,154	(1,683)	1,023
Income tax	20	30	(20)	30	(18)

Other comprehensive income (loss) for the period, net of tax		30,076	(12,414)	18,127	(8,818)

Total comprehensive income for the period, net of tax		58,987	18,939	96,572	62,585

See accompanying notes

September 30, 2011

STANTEC INC. (UNAUDITED)

Consolidated Statements of Shareholders’ Equity

(Unaudited)

(In thousands of Canadian dollars, except shares outstanding)	Shares Outstanding (note 17) #	Share Capital (note 17) $	Contributed Surplus (note 17) $	Retained Earnings $	Accumulated Other Comprehensive Income (Loss) (note 20) $	Total $

Balance, January 1, 2010	45,716,820	221,983	12,606	302,966	323	537,878

Net income				71,403		71,403
Other comprehensive loss					(8,818)	(8,818)

Total comprehensive income				71,403	(8,818)	62,585

Share options exercised for cash	148,400	1,926				1,926
Share-based compensation expense			1,767			1,767
Shares repurchased under normal course issuer bid	(198,300)	(965)	(59)	(3,863)		(4,887)
Reclassification of fair value of share options previously expensed		691	(691)			-

Balance, September 30, 2010	45,666,920	223,635	13,623	370,506	(8,495)	599,269

Balance, December 31, 2010	45,768,320	225,158	13,340	393,844	(16,757)	615,585

Net income				78,445		78,445
Other comprehensive income					18,127	18,127

Total comprehensive income				78,445	18,127	96,572

Share options exercised for cash	71,532	1,112				1,112
Share-based compensation expense			2,058			2,058
Shares repurchased under normal course issuer bid	(459,600)	(2,270)	(145)	(8,659)		(11,074)
Reclassification of fair value of share options previously expensed		402	(402)			-

Balance, September 30, 2011	45,380,252	224,402	14,851	463,630	1,370	704,253

See accompanying notes

September 30, 2011

STANTEC INC. (UNAUDITED)

Consolidated Statements of Cash Flows

(Unaudited)

		For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	Notes	2011 $	2010 $	2011 $	2010 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients		424,284	363,423	1,205,425	1,076,396
Cash paid to suppliers		(141,498)	(119,095)	(427,552)	(370,545)
Cash paid to employees		(213,960)	(188,445)	(687,688)	(604,333)
Interest received		414	639	1,243	2,367
Interest paid		(1,899)	(4,160)	(8,421)	(12,711)
Finance costs paid		(622)	(480)	(1,887)	(1,202)
Income taxes paid		(8,551)	(12,359)	(37,756)	(39,722)
Income taxes recovered		4,401	4,199	8,920	5,746

Cash flows from operating activities	24	62,569	43,722	52,284	55,996

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	5	(8,876)	(12,454)	(54,207)	(38,536)
Dividends from equity investments		-	65	175	2,852
Increase in investments held for self-insured liabilities		(2,617)	(4,234)	(6,353)	(4,328)
Decrease of other investments		9,327	-	8,692	-
Purchase of property and equipment		(4,135)	(9,847)	(15,601)	(21,288)
Purchase of intangible assets		(383)	(270)	(3,827)	(2,894)
Proceeds on disposition of property and equipment		362	159	1,259	354
Proceeds on sale of equity investments	9	-	9,980	-	9,980

Cash flows used in investing activities		(6,322)	(16,601)	(69,862)	(53,860)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of bank debt		(39,809)	(109,122)	(197,695)	(133,867)
Proceeds from bank debt		3,022	91,845	57,648	160,845
Proceeds from senior secured notes		-	-	125,000	-
Transaction costs on senior secured notes		(140)	-	(1,115)	-
Repayment of acquired bank indebtedness	5	(1,115)	(2,732)	(3,281)	(2,732)
Payment of finance lease obligations		(1,142)	(680)	(4,869)	(4,701)
Repurchase of shares for cancellation	17	(7,585)	-	(11,074)	(4,887)
Proceeds from issue of share capital		386	890	1,112	1,926

Cash flows from (used in) financing activities		(46,383)	(19,799)	(34,274)	16,584

Foreign exchange gain (loss) on cash held in foreign currency		349	(896)	(421)	(492)

Net increase (decrease) in cash and cash equivalents		10,213	6,426	(52,273)	18,228
Cash and cash equivalents, beginning of the period	6	245	26,492	62,731	14,690

Cash and cash equivalents, end of the period	6	10,458	32,918	10,458	32,918

See accompanying notes

September 30, 2011

STANTEC INC. (UNAUDITED)

Notes to the Condensed Unaudited Interim Consolidated Financial Statements

1.	Corporate Information

The consolidated financial statements of Stantec Inc. (the Company) for the quarter ended September 30, 2011, were authorized for issue in accordance with a resolution of directors of the Company’s Audit and Risk Committee on November 2, 2011. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange under the symbol STN. The Company’s registered office and records office is located at 10160 – 112 Street, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects.

2.	Basis of Preparation

These interim consolidated financial statements of the Company were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Since this is the first year the Company presents its results and financial position under IFRS, these consolidated financial statements were prepared in accordance with International Accounting Standards (IAS) 34, “Interim Financial Reporting,” and IFRS 1, “First-Time Adoption of IFRS,” (IFRS 1), and in accordance with the significant accounting policies and estimates described in notes 4 and 5 of the Company’s March 31, 2011, consolidated financial statements. Subject to certain transition elections disclosed in note 27, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010, and throughout all periods presented as if these policies had always been in effect. Note 27 discloses the impact of the transition to IFRS on the Company’s reported financial position, financial performance, and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the period ended September 30, 2010.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of November 2, 2011. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011, could result in restatement of these interim consolidated financial statements, including the transition adjustments recognized on the changeover to IFRS.

The Company’s consolidated financial statements were previously prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differed from IFRS. These condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010, and the Company’s first results and financial position under IFRS for the period ended March 31, 2011. Note 27 discloses IFRS information for the period ended September 30, 2010, that is material to an understanding of these interim financial statements.

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated in the significant accounting policies. Exceptions to the historical cost basis include certain categories of property and equipment that have been recorded using fair value as at January 1, 2010, as deemed cost, investment property, derivative financial instruments, and available-for-sale financial assets that have been measured at fair value. The consolidated financial statements are presented in Canadian dollars, and all values are rounded to the nearest thousand ($000) except when otherwise indicated.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

3.	Basis of Consolidation

The consolidated financial statements include the accounts of Stantec Inc., its subsidiaries, and all its special purpose entities as at September 30, 2011.

Subsidiaries and special purpose entities are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The statements of financial position of the subsidiaries are prepared as at September 30, 2011, using consistent accounting policies. All intercompany balances are eliminated in full.

Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of these entities.

4.	Recent Accounting Pronouncements

The listing below includes issued standards and interpretations which the Company reasonably expects to be applicable at a future date and intends to adopt when they become effective. Unless otherwise noted, the effective date of each standard below is the first annual period beginning on or after January 1, 2013, with retrospective application required and early adoption permitted. Unless otherwise noted, the Company is currently considering the impact of adopting these standards and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

Financial Instruments

In November 2009, the IASB issued IFRS 9, “Financial Instruments” (IFRS 9), as part of the first of three phases to replace IAS 39, “Financial Instruments: Recognition and Measurement” (IAS 39). The first phase addressed the classification and measurement of financial assets. IFRS 9 replaces the multiple classification and measurement models of IAS 39 with a single model that has only two classification categories: amortized cost and fair value.

In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities and for classification and measurement of financial liabilities. The reissued IFRS 9 requires that the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability be presented in other comprehensive income, instead of in profit and loss.

Financial Instruments: Disclosures

In October 2010, the IASB issued amendments to IFRS 7, “Financial Instruments: Disclosures” (the amendments). The amendments require additional qualitative and quantitative disclosure associated with the transfers of financial assets. Entities are required to apply the amendments for annual periods beginning on or after July 1, 2011. Early adoption is permitted. The new disclosure requirements are required to be applied prospectively. The adoption of the amendments is not expected to have a material impact on the Company’s consolidated financial statements.

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, “Consolidated Financial Statements” (IFRS 10) which replaces Standing Interpretations Committee (SIC)-12, “Consolidation-Special Purpose Entities” and parts of IAS 27, “Consolidated and Separate Financial Statements”. The new standard builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The standard provides additional guidance to assist in the determination of control where it is difficult to assess.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Joint Arrangements

In May 2011, the IASB issued IFRS 11, “Joint Arrangements” (IFRS 11) to establish principles for financial reporting by parties to a joint arrangement. This standard supersedes IAS 31, “Interests in Joint Ventures” (IAS 31) and SIC-13, “Jointly Controlled Entities—Non-Monetary Contributions by Venturers.” Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures; the classification of a joint arrangement focuses on the nature and substance of the rights and obligations of the arrangement. IFRS 11 requires that joint ventures be accounted for using the equity method, rather than proportionate consolidation.

Investments in Associates and Joint Ventures

In May 2011, the IASB amended IAS 28, “Investments in Associates and Joint Ventures” (IAS 28), previously IAS 28, “Investments in Associates”. The amended IAS 28 sets out the accounting for investments in associates and the requirements for application of the equity method when accounting for investments in associates and joint ventures.

Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, “Disclosure of Interests in Other Entities” (IFRS 12). IFRS 12 combines the disclosure requirements for an entity’s interests in subsidiaries, joint arrangements, associates, and structured entities into one comprehensive disclosure standard. Many of the disclosure requirements were previously included in IAS 27, IAS 28, IAS 31, and SIC-12 while others are new. IFRS 12 requires that an entity discloses the significant judgment and assumptions it has made in determining whether it controls an entity.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, “Fair Value Measurement” (IFRS 13). IFRS 13 provides guidance on how to measure fair value under IFRS when fair value is required or permitted by other standards. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 requires enhanced disclosure for fair value. IFRS 13 is applied prospectively for annual periods beginning on or after January 1, 2013, and comparative disclosures for prior periods are not required.

Presentation of Financial Statements

In June 2011, the IASB issued amendments to IAS 1, “Presentation of Financial Statements” (IAS 1) to improve the consistency and clarity of items presented in Other Comprehensive Income (OCI). The amendments require that items presented in OCI be grouped into two categories: items that may be reclassified into profit or loss at a future date and items that will never be reclassified into profit or loss. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

Employee Benefits

In June 2011, the IASB issued amendments to IAS 19 “Employee Benefits” (the amendments). Among other changes, the amendments impact the timing of the recognition of termination benefits. The revised standard requires termination benefits outside of a wider restructuring to be recognized only when the offer becomes legally binding and cannot be withdrawn. In the context of a wider restructuring, termination benefits are recognized at the same time as other restructuring costs.

5.	Business Acquisitions

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company and when the valuation of intangible assets acquired is finalized. Such preliminary purchase price allocations are based on management’s best estimates of the fair values of the acquired identifiable assets and liabilities at the

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

acquisition date. During a measurement period not to exceed one year, adjustments to the initial estimates may be required to finalize the purchase price allocations. The Company will revise comparative information if these measurement period adjustments are material.

The consideration paid for acquisitions may be subject to price adjustment clauses included in the purchase agreements. At each consolidated statement of financial position date, these price adjustment clauses are reviewed, which may result in an increase or reduction to the note payable consideration recorded at acquisition to reflect either more or less non-cash working capital than was originally recorded. Since these adjustments are due to facts and circumstances occurring after the acquisition date they are not considered measurement period adjustments.

In addition, consideration specified in certain purchase agreements, may be based on future performance parameters. This contingent consideration is recognized at its fair value at the acquisition date. Any changes to the fair value after the acquisition date are recorded in other (income) expense.

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation as services are provided by the employees.

Acquisitions in 2011

On February 11, 2011, the Company acquired all the shares and business of QuadraTec, Inc. for cash consideration and notes payable. With offices in Newfoundland and Labrador, QuadraTec, Inc. provides mechanical, electrical, industrial, and communications engineering; energy management; design studies; and contract management.

On May 27, 2011, the Company acquired all the shares and business of the Caltech Group (Caltech) for cash consideration and notes payable. Headquartered in Calgary, Alberta, Caltech provides multidisciplinary engineering, procurement, and construction management services. The addition of Caltech’s services augmented the Company’s existing oil and gas and power business throughout North America. Caltech has experience in the design of utility, electrical asset, and telecom facilities, which includes a range of client planning, engineering, consulting, and development services.

On September 2, 2011, the Company acquired all the shares and business of Bonestroo, Inc. and Bonestroo Services, LLC (Bonestroo) for cash consideration and promissory notes. Bonestroo is an engineering, planning, and environmental science firm with offices in Minnesota, Wisconsin, Illinois, Michigan, and North Dakota. The addition of Bonestroo enhances and augments the Company’s expertise with the firm’s specialty services in infrastructure planning, streets and utilities, water supply, water storage, water distribution, brownfield redevelopment, environmental planning, environmental management, environmental compliance, transportation engineering, traffic engineering, bridge design, water resources management, ice design, aquatics design, athletic fields, and sports courts design.

Acquisitions in 2010

On March 1, 2010, the Company acquired the net assets and business of Project Control Group Inc. for cash consideration and notes payable. The acquisition of this firm, located in Toronto, Ontario, strengthened the Company’s program and project management expertise.

On April 30, 2010, the Company acquired all the shares and business of the Winnipeg, Manitoba-based firm TetrES Consultants Inc. (TetrES) for cash consideration and notes payable. TetrES is an environmental management consulting firm that specializes in providing infrastructure and master planning, environmental assessment, and management of strategic regulatory issues and regulatory defense and expert testimony for the

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

energy, government, mining, food-processing, petrochemical, and tribunal support sectors. The acquisition of this firm strengthened the Company’s environmental services in Canada.

On July 2, 2010, the Company acquired all the shares and business of IEA Holdings, Inc. (IEA) for cash consideration and promissory notes. The acquisition of IEA, headquartered in Portland, Maine, enhanced the Company’s expertise in the power sector. IEA specializes in providing engineering, project management, procurement, construction management, and start-up services for the energy market.

On July 23, 2010, the Company acquired all the shares and business of WilsonMiller Inc. for cash consideration and promissory notes. Headquartered in Naples, Florida, with offices throughout the state, WilsonMiller Inc. is a multidisciplinary planning, design, and engineering firm that provides services for infrastructure, transportation, land management, and environmental projects to public and private sector clients.

On July 30, 2010, the Company acquired the net assets and business of Natural Resources Consulting, Inc. (NRC) for cash consideration and promissory notes. The acquisition of this firm, headquartered in Cottage Grove, Wisconsin, strengthened the Company’s Environment practice area. NRC provides environmental permitting and compliance support services particularly related to the siting and permitting of electrical transmission lines, natural gas and petroleum pipelines, and renewable energy projects.

On August 6, 2010, the Company acquired the net assets and business of Communication Arts, Inc. (CommArts) for cash consideration and promissory notes. The acquisition of this firm, headquartered in Boulder, Colorado, enhanced the Company’s Architecture practice. CommArts is a design firm that specializes in project visioning, branding, and associated conceptual architectural and environmental graphics.

On September 10, 2010, the Company acquired all the shares and business of Anshen & Allen Architecture, Inc. (Anshen + Allen) for cash consideration and notes payable. Anshen + Allen is an international architecture firm that specializes in the design of healthcare, academic, and research facilities through offices in San Francisco, California; Columbus, Ohio; Boston, Massachusetts; and London, England.

On September 15, 2010, the Company acquired all the shares and business of ECO:LOGIC Engineering (ECO:LOGIC) for cash consideration and promissory notes. The acquisition of ECO:LOGIC, headquartered in Rocklin, California, enhanced the services offered in the Company’s Environment practice area. ECO:LOGIC specializes in the planning, permitting, design, construction management, and operations of water and wastewater facilities in northern California and Nevada.

On October 8, 2010, the Company acquired the net assets and business of Street Smarts, Inc. and Data Smarts, LLC (Street Smarts) for cash consideration and promissory notes. These firms, based in Duluth, Georgia, provide services to both the public and private sectors in transportation planning, traffic engineering, roadway design, surveying and geomatics, subsurface utility engineering, and land development. The acquisition of Street Smarts provided greater depth to the Transportation practice in the southeastern United States and built on the Company’s presence in Atlanta, Georgia.

On December 3, 2010, the Company acquired all the shares and business of Burt Hill, Inc. (Burt Hill) for cash consideration and promissory notes. This Pennsylvania-headquartered international architecture and engineering firm specializes in higher education and healthcare design. Burt Hill’s office locations largely complement the Company’s existing operations along the US East Coast, including shared presence in Pittsburgh and Philadelphia, Pennsylvania; Boston, Massachusetts; Columbus, Ohio; and Phoenix, Arizona. The acquisition also added US staff in Butler and State College, Pennsylvania; Cleveland, Ohio; Washington, DC; and Miami, Florida, and international staff in the United Arab Emirates and India.

During the first three quarters of 2011, the Company finalized the purchase price allocations for the TetrES, IEA, WilsonMiller, Inc., NRC, CommArts, Anshen + Allen, and ECO:LOGIC acquisitions. The Company expects to

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

finalize the purchase price allocations for the Street Smarts, Burt Hill, and QuadraTec, Inc. acquisitions in the fourth quarter of 2011; the purchase price allocation for the Caltech acquisition in the second quarter of 2012; and the purchase price allocation for the Bonestroo acquisition in the third quarter of 2012.

Aggregate consideration for assets acquired and liabilities assumed

Details of the aggregate consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition are as follows:

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

Cash consideration	16,239	79,256
Notes payable	17,820	39,878

Consideration	34,059	119,134

Assets and liabilities acquired
Cash acquired	-	12,267
Bank indebtedness assumed	(3,281)	(3,895)
Non-cash working capital	10,811	(1,476)
Property and equipment	4,079	13,925
Investments	317	1,493
Other financial assets	7,678	6,655
Intangible assets
Client relationships	278	13,119
Contract backlog	2,018	5,289
Software	-	391
Lease disadvantages	(5,974)	-
Other	925	195
Provisions	(2,090)	(3,727)
Other financial liabilities	-	(493)
Other liabilities	(480)	-
Long-term debt	(8,382)	(15,883)
Deferred income taxes	3,226	(5,071)
Finance lease obligations	(683)	(82)

Total identifiable net assets at fair value	8,442	22,707
Non-controlling interest in subsidiaries	-	83
Goodwill arising on acquisitions	25,617	96,344

Consideration	34,059	119,134

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Trade receivables assumed from acquired companies are recognized at their fair value at the time of acquisition. The fair value of trade receivables amounts to $15,685,000 (December 31, 2010 – $51,837,000). The gross amount of trade receivables is $17,004,000 (December 31, 2010 – $58,488,000).

Goodwill comprises the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. No goodwill or intangible assets resulting from acquisitions completed in 2011 (December 31, 2010 – $25,494,000) were deductible for income tax purposes.

The fair value of contingent liabilities is determined at the acquisition date. These liabilities relate to claims that are subject to legal arbitration. During the first three quarters of 2011, the Company assumed $1,181,000 in contingent liabilities relating to current acquisitions. As at the reporting date, contingent liabilities outstanding from current and prior acquisitions were reassessed and determined to be $10,293,000 based on their expected probable outcome. Certain of these claims are indemnified by the acquiree (note 10). The Company recorded no indemnification assets relating to current year acquisitions.

As a result of the QuadraTec, Inc., Caltech, and Bonestroo acquisitions, the Company assumed commitments for operating leases of approximately $35,935,000 with remaining lease terms of 9 years.

The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable for the Company to disclose acquiree revenue and earnings in its consolidated financial statements since the acquisition date.

If the business combinations that occurred in 2011 had taken place at the beginning of 2011, revenue from continuing operations for the nine month period ended September 30, 2011, would have been $1,288,914,000 and the profit from continuing operations for the Company would have been $77,983,000. If the business combinations that occurred in 2010 had taken place at the beginning of 2010, revenue from continuing operations for the fiscal year 2010 would have been $1,692,132,000 and the profit from continuing operations for the Company would have been $95,793,000.

In 2011, directly attributable acquisition-related costs of $310,000 (December 31, 2010 – $1,946,000) have been included in administrative and marketing expenses.

Consideration paid and outstanding

Details of the consideration paid for current and past acquisitions are as follows:

(In thousands of Canadian dollars)	For the quarter ended September 30 2011 $	For the three quarters ended September 30 2011 $

Cash consideration (net of cash acquired) on 2011 acquisitions	1,968	16,239
Payments on notes payable from previous acquisitions	3,162	33,459
Payment of contingent consideration	3,746	4,509

Total net cash paid	8,876	54,207

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

The total notes payable, contingent consideration outstanding, and adjustments to these obligations are as follows:

(In thousands of Canadian dollars)	Notes Payable $	Contingent Consideration $

December 31, 2010	90,244	4,603
Additions for acquisitions in the period	17,820	-
Other adjustments	(1,686)	32
Payments	(33,459)	(4,509)
Interest	196	56
Impact of foreign exchange	1,804	252

September 30, 2011	74,919	434

During the first three quarters of 2011, the Company adjusted the notes payable on the Murphy Hilgers Architects Inc.; The Zande Companies, Inc.; McIntosh Engineering Holdings Corporations; Jacques Whitford; TetrES; WilsonMiller Inc.; Anshen + Allen; ECO:LOGIC; Street Smarts; Burt Hill; QuadraTec, Inc.; and Caltech acquisitions pursuant to price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital.

The Company has contingent consideration payable at various dates until February 2012, depending on whether the prior owners meet various future performance parameters. The Company uses the income approach to determine the fair value of contingent consideration. At September 30, 2011, the range of undiscounted outcomes for the outstanding contingent consideration was from approximately $182,000 to a maximum of $436,000.

6.	Cash and Short-Term Deposits

The Company’s policy is to invest cash in excess of operating requirements in highly liquid investments. Cash and cash equivalents consist of the following:

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

Cash in bank and on hand	6,951	59,829
Unrestricted investments	1,552	2,902
Cash held in escrow	8,571	-

Cash and short-term deposits	17,074	62,731
Bank indebtedness	(6,616)	-

Cash and cash equivalents	10,458	62,731

Unrestricted investments consist of short-term bank deposits with initial maturities of three months or less.

As part of the Bonestroo acquisition (note 5), US$1,076,000 was placed in an escrow account to be settled on September 2, 2012, pending the outcome of price adjustment clauses included in the purchase agreement. A corresponding US$1,076,000 obligation was also recorded at acquisition. As part of the FSC Architects and Engineers acquisition (note 28), $7,495,000 was placed in an escrow account and was paid out on October 1, 2011, which was the date of acquisition.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

7.	Trade and Other Receivables

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

Trade receivables, net of allowance	311,533	285,449
Joint venture trade receivables	2,171	3,652
Holdbacks, current	2,867	2,184
Other	4,617	4,455

	321,188	295,740

The Company maintains an allowance for estimated losses on trade receivables. The estimate is based on the best assessment of the collectability of the related receivable balance based, in part, on the age of the outstanding receivables and on the Company’s historical collection and loss experience. The following table provides a reconciliation of changes to the Company’s allowance for doubtful accounts (note 18):

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

Balance, beginning of the period	8,033	9,395
Provision for doubtful accounts	4,647	5,915
Deductions	(3,215)	(6,892)
Impact of foreign exchange	710	(385)

Balance, end of the period	10,175	8,033

The aging analysis of gross trade receivables is as follows:

(In thousands of Canadian dollars)	Total $	1–30 $	31–60 $	61–90 $	91–120 $	120+ $

September 30, 2011	321,708	176,769	66,964	26,203	18,583	33,189

December 31, 2010	293,482	160,141	69,715	22,600	17,500	23,526

8.	Goodwill

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

Net goodwill, beginning of the period	548,272	468,814
Current period acquisitions	25,617	96,344
Impact of foreign exchange	18,449	(16,886)

Net goodwill, end of the period	592,338	548,272

Gross goodwill, end of the period	680,338	636,272
Accumulated impairment losses	(88,000)	(88,000)

Net goodwill, end of the period	592,338	548,272

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Goodwill arising on acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies.

Effective the third quarter of 2011, the Company changed the date of its annual goodwill impairment test to October 1 from July 1. In accordance with its accounting policies, the Company conducts a goodwill impairment test annually or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment date and December 31.

In 2010, the Company performed an impairment test as at January 1, 2010, on transition to IFRS as required by IFRS 1. In addition, the Company performed its annual goodwill impairment test as at July 1, 2010. Due to the acquisitions completed in the third and fourth quarters of 2010, an impairment test was also performed as at December 31, 2010. Based on the results of these tests, the Company concluded that the recoverable amount of its cash generating units exceeded their carrying amount and therefore, goodwill was not impaired.

9.	Investments in Associates

The following table lists the Company’s investments in associates:

		% Equity Interest

Name	Jurisdiction of Incorporation	September 30 2011	December 31 2010

ADC-Stantec Inc.	Ontario, Canada	49	49
AIVEK Stantec Limited Partnership	Newfoundland and Labrador, Canada	49	49
CLFN-AXYS Limited Partnership	Alberta, Canada	49	49
Deton’Cho Stantec Limited Partnership	Northwest Territories, Canada	49	-
Deton’Cho Stantec Ltd.	Northwest Territories, Canada	49	-
Fort McKay-Stantec Evergreen Inc.	Alberta, Canada	49	49
KAVIK-STANTEC INC.	Northwest Territories, Canada	24.5	24.5
Neegan Naynowan Stantec LP	Ontario, Canada	49	49
Nunami Stantec Limited	Nunavut, Canada	49	49
Planning & Stantec Limited	Trinidad and Tobago	50	50
SSBV Consultants Inc.	British Columbia, Canada	33 1/3	33 1/3
Teshmont Consultants Inc.	Canada	50	50

These associated companies are private entities that are not listed on any public exchange.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

On August 31, 2010, the Company sold its 30% equity investments in Fugro Jacques Geosurveys Inc. and Fugro Jacques N.V. for an aggregate price of $10,000,000, resulting in a $7,183,000 ($5,942,000 net of tax) gain on sale.

The following table illustrates summarized financial information about the Company’s investment in associated companies:

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

Share of the associates’ statements of financial position:
Assets	2,730	3,885
Liabilities	1,309	1,675
Equity	1,421	2,210
Carrying amount of the investment	2,041	2,831

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2011 $	2010 $	2011 $	2010 $

Share of the associates’ revenue and profits:
Revenue	979	3,419	2,941	8,466
Profits	104	731	452	1,944

10.	Other Financial Assets

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

Investments held for self-insured liabilities	52,780	46,578
Investments	5,201	5,411
Holdbacks on long-term contracts	5,773	5,966
Indemnifications	2,083	1,937
Future sublease revenue	8,017	5,847
Other	1,357	2,085

	75,211	67,824
Less current portion	12,950	10,589

Long-term portion	62,261	57,235

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Investments held for self-insured liabilities

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value.

The fair value of the bonds at September 30, 2011, was $37,643,000 (December 31, 2010 – $31,564,000), and the fair value of the equities was $15,137,000 (December 31, 2010 – $15,014,000). The amortized cost of the bonds at September 30, 2011, was $36,859,000 (December 31, 2010 – $31,002,000) and the cost of the equities was $15,783,000 (December 31, 2010 – $13,040,000). The bonds bear interest at rates ranging from 0.87% to 5.50% per annum (December 31, 2010 – 1.43% to 5.50%).

The term to maturity of the bond portfolio, stated at fair value, is as follows:

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

Within one year	8,326	3,433
After one year but less than five years	29,317	28,131

Total	37,643	31,564

Indemnifications

If the Company is contractually indemnified by an acquiree for the outcome of a contingency, it must recognize an indemnification asset at the same time that it recognizes a contingent liability. The asset and liability are initially recognized at the fair value on the acquisition date based on expected probable outcome. The Company’s indemnifications relate to certain legal claims. During the first three quarters of 2011, the Company adjusted contingent liabilities and indemnification assets by $129,000 relating to prior acquisitions due to new information obtained in the period.

Future sublease revenue

When the Company ceases to use an office space under an operating lease arrangement, or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments as well as an asset for the present value of the future rental income that is virtually certain.

11.	Other Assets

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

Assets held for sale	3,418	3,381
Other	2,433	2,134

	5,851	5,515
Less current portion	4,039	4,176

Long-term portion	1,812	1,339

The Company is in the process of selling certain buildings, land, and equipment. These properties meet the criteria for assets held for sale, with the expectation of selling these assets within 2011 and 2012. Therefore, these assets are measured at the lower of their carrying amount and fair value less costs to dispose and are no longer depreciated.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

12.	Long-Term Debt

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

Non-interest-bearing note payable	209	195
Other notes payable	76,011	91,903
Bank loan	92,422	220,217
Senior secured notes	123,951	-
Finance lease obligations	5,928	9,715

	298,521	322,030
Less current portion	50,973	46,394

Long-term portion	247,548	275,636

Non-interest-bearing note payable

The non-interest-bearing note payable is due November 1, 2027, in the amount of $933,000. The note’s carrying amount of $209,000 is determined using a discount rate of 9.75%. If the non-interest-bearing note payable were discounted at interest rates in effect at September 30, 2011, the fair value of the note would be $570,000 (December 31, 2010 – $468,000).

Other notes payable

The weighted average rate of interest on the other notes payable is 3.35% (December 31, 2010 – 4.29%). The notes may be supported by promissory notes and are due at various times from 2011 to 2014. The aggregate maturity value of the notes is $76,722,000 (December 31, 2010 – $91,922,000). As at September 30, 2011, $36,678,000 (US$34,991,000) (December 31, 2010 – $43,015,000) of the notes’ carrying amount was payable in US funds (December 31, 2010 – US$43,249,000). The carrying amount of the other notes payable approximates their fair value based on interest rates in effect at September 30, 2011.

Bank loan

During the quarter, the Company extended the maturity date of its existing $350 million revolving credit facility to August 31, 2015. This facility also allows the Company access to an additional $75 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-IFRS measure), from 50 to 175 for Canadian prime and US base rate loans and from 150 to 275 for bankers’ acceptances, LIBOR loans, and letters of credit. Prior to the extension, the basis points varied, depending on the Company’s level of consolidated debt to EBITDA, from 100 to 225 for Canadian prime and US base rate loans and from 200 to 325 for bankers’ acceptances, LIBOR loans, and letters of credit. As at September 30, 2011, $74,422,000 of the bank loan was payable in US funds (US$71,000,000), and $18,000,000 was payable in Canadian funds. As at December 31, 2010, $144,217,000 of the bank loan was payable in US funds (US$145,000,000), and $76,000,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company.

During 2008, the Company entered into an interest rate swap agreement that had the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, which expired on September 3, 2010 (note 16).

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

The average interest rate applicable at September 30, 2011, was 2.17% (December 31, 2010 – 2.97%) (note 22). The credit facility contains restrictive covenants (note 19).

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At September 30, 2011, the Company had issued and outstanding letters of credit totaling $4,661,000 (December 31, 2010 – $4,736,000) payable in Canadian funds, $1,462,000 (US$1,395,000) (December 31, 2010 – $1,286,000, US$1,293,000) payable in US funds, and $1,069,000 (QAR3,772,000) (December 31, 2010 – $467,000, QAR1,724,000) payable in Qatari rial funds that expire at various dates before April 2012. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At September 30, 2011, $243,770,000 (December 31, 2010 – $123,294,000) was available in the revolving credit facility for future activities.

As at December 31, 2010, $142,000 (US$143,000) in additional letters of credit payable in US funds and $5,000 payable in Canadian funds were assumed from acquisitions. The Company has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at September 30, 2011, $12,278,000 (US$11,713,000) (December 31, 2010 – $11,472,000, US$11,535,000) in bonds had been issued under this surety facility.

Senior secured notes

On May 13, 2011, the Company issued $70 million of 4.332% senior secured notes due May 10, 2016, and $55 million of 4.757% senior secured notes due May 10, 2018. These amounts were recorded net of transaction costs of $1,115,000. The senior secured notes were issued pursuant to an indenture dated May 13, 2011, between the Company, as issuer, and BNY Trust Company of Canada, as trustee and collateral agent. The senior secured notes are ranked pari passu with the Company’s existing revolving credit facility.

Interest on the senior secured notes is payable semi-annually in arrears on May 10 and November 10 each year commencing on November 10, 2011, until maturity or the earlier payment, redemption or purchase in full of the senior secured notes (note 22). The Company may redeem the senior secured notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the indenture. The Company may purchase its senior secured notes for cancellation at any time. The senior secured notes contain restrictive covenants (note 19). All the assets of the Company are held as collateral under a general security agreement for the revolving credit facility and the senior secured notes.

Finance lease obligations

The Company has finance leases for software, motor vehicles, and equipment. As at September 30, 2011, the Company’s finance lease obligations included finance leases bearing interest at rates ranging from 3.02% to 13.16% (December 31, 2010 – 2.29% to 13.89%). These finance leases expire at various dates before January 2015.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

Within one year	5,158	5,177
After one year but less than five years	911	4,830

Total minimum lease payments	6,069	10,007

Present value of minimum lease payments	5,928	9,715

13.	Provisions

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

Provision for self-insured liabilities	38,074	33,372
Lease exit liabilities and onerous contracts	11,925	11,758
Provisions for claims	11,883	11,310

	61,882	56,440
Less current portion	17,237	17,297

Long-term portion	44,645	39,143

Provision for self-insured liabilities

The Company self-insures a portion of its estimated liabilities that may arise in connection with reported legal claims. This provision for self-insured liabilities is based on the results of actuarial reviews performed in 2011 and 2010, with the current and long-term portion determined based on the actuarial estimate. Due to the nature of this provision, the timing of outflows is uncertain. At September 30, 2011, the long-term portion was $35,927,000 (December 31, 2010 – $30,256,000).

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

Provision, beginning of the period	33,372	31,284
Current period provision	7,931	9,405
Payment for claims settlement	(4,764)	(6,294)
Impact of foreign exchange	1,535	(1,023)

Provision, end of the period	38,074	33,372

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Lease exit liabilities and onerous contracts

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

Liability, beginning of the period	11,758	16,564
Current period provision	3,242	1,706
Resulting from acquisitions	909	-
Costs paid or otherwise settled	(4,440)	(6,090)
Impact of foreign exchange	456	(422)

Liability, end of the period	11,925	11,758

Payments for lease exit liabilities will occur until July 2017.

Provisions for claims

Provisions for claims include an estimate for legal claims covered by third-party insurance. Due to the legal nature of this provision, the timing of outflows is uncertain. Often, these legal claims are from prior acquisitions and may be indemnified by the acquiree (notes 5 and 10).

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

Provision, beginning of the period	11,310	9,671
Current period provision	1,481	1,557
Payment for claims settlement	(2,518)	(3,348)
Acquired claims	1,181	3,727
Indemnified contingent liabilities	129	(185)
Impact of foreign exchange	300	(112)

Provision, end of the period	11,883	11,310

14.	Other Financial Liabilities

(In thousands of Canadian dollars)	Notes	September 30 2011 $	December 31 2010 $

Interest accrued on other notes payable	12	6,169	5,746
Contingent consideration	5	434	4,603
Other		2,314	4,805

		8,917	15,154
Less current portion		6,340	9,365

Long-term portion		2,577	5,789

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

15.	Other Liabilities

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

Deferred gain on sale leaseback	4,113	4,441
Lease inducement benefits	26,155	23,434
Lease disadvantages	5,563	-
Deferred share units payable	2,842	3,296
Liability for uncertain tax positions	1,769	1,472
Other	512	-

	40,954	32,643
Less current portion	5,129	3,313

Long-term portion	35,825	29,330

16.	Derivative Financial Instruments

During 2008, the Company entered into a US$100 million interest rate swap agreement that matured on September 3, 2010. This swap agreement had the effect of converting the variable interest rate on US$100 million of the Company’s revolving credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. The Company did not designate the interest rate swap as a hedge; therefore, the unrealized gains or losses relating to this derivative financial instrument were recorded in income as an other net finance (expense) income and in the consolidated statements of financial position as an other financial liability or asset.

17.	Share Capital

Authorized

Unlimited       Common shares, with no par value

Unlimited       Preferred shares issuable in series, with attributes designated by the board of directors

Common shares

During Q3 2011, 334,600 (Q3, 2010 – nil) common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $7,585,000 (Q3, 2010 – $nil). Of this amount, $1,654,000 and $107,000 reduced the share capital and contributed surplus accounts, respectively, with $5,824,000 being charged to retained earnings.

During the first three quarters of 2011, 459,600 (September 30, 2010 – 198,300) common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $11,074,000 (September 30, 2010 – $4,887,000). Of this amount, $2,270,000 and $145,000 (September 30, 2010 – $965,000 and $59,000) reduced the share capital and contributed surplus accounts, respectively, with $8,659,000 (September 30, 2010 – $3,863,000) being charged to retained earnings.

During Q2 2011, the Company renewed its normal course issuer bid with the TSX, which enables it to purchase up to 2,287,592 common shares during the period of June 1, 2011, to May 31, 2012.

During Q3 2011, the Company recognized a share-based compensation expense of $657,000 (Q3, 2010 – $1,041,000) in administrative and marketing expenses. Of the amount expensed, $745,000 related to the fair

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

value of options granted, offset by a reduction in cash-settled share-based compensation of $88,000. Of the amount expensed during the third quarter of 2010, $433,000 related to the fair value of options granted, and $608,000 related to deferred share unit compensation.

During the first three quarters of 2011, the Company recognized a share-based compensation expense of $3,433,000 (September 30, 2010 – $2,400,000) in administrative and marketing expenses. Of the amount expensed, $2,058,000 related to the fair value of options granted, and $1,375,000 related to cash-settled share-based compensation. Of the amount expensed during the first three quarters of 2010, $1,767,000 related to the fair value of options granted, and $633,000 related to deferred share unit compensation.

The fair value of options granted was reflected through contributed surplus, and the cash-settled share-based compensation was reflected through other liabilities and trade and other payables. Upon the exercise of share options for which a share-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital.

During Q2 2010, the Company filed a short-form base shelf prospectus with all securities regulatory authorities in Canada. The Company concurrently filed a shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. Pursuant to the prospectus, the Company may issue up to $300 million in common shares from time to time during a 25-month period effective May 6, 2010, by way of one or more prospectus supplements. As at September 30, 2011, no common shares were issued pursuant to the prospectus.

Share options

The Company has granted share options to officers and employees to purchase 1,759,633 shares at prices between $10.80 and $30.61 per share. These options expire on dates between December 14, 2011, and January 28, 2018.

		September 30 2011		December 31 2010

	Shares #	Weighted Average Exercise Price $	Shares #	Weighted Average Exercise Price $

Share options, beginning of the period	1,480,831	24.31	1,752,298	22.65
Granted	410,000	28.65	-	-
Exercised	(71,532)	15.57	(249,800)	12.19
Forfeited	(19,168)	28.72	(10,838)	29.59
Cancelled	(40,498)	29.48	(10,829)	29.77

Share options, end of the period	1,759,633	25.51	1,480,831	24.31

As at September 30, 2011, 1,367,133 (September 30, 2010 – 1,439,629) share options were exercisable at a weighted average price of $24.61 (September 30, 2010 – $22.87).

As at September 30, 2011, 1,210,000 (September 30, 2010 – 860,832) share options were antidilutive and therefore, were not considered in computing diluted earnings per share.

Deferred share units

Under the Company’s deferred share unit plan, the chief executive officer (CEO) and directors of the board of the Company may receive deferred share units equal to one common share. These units vest on their grant date. They are paid out to the CEO and directors of the board of the Company upon their death or retirement, or in the

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

case of the CEO, on termination, in the form of cash and are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. Deferred share units cannot be paid in the form of Company shares. These units are recorded at fair value using the Black-Scholes option-pricing model. As at September 30, 2011, 126,354 units were outstanding at the carrying amount of $2,842,000 (December 31, 2010 – 118,005 units at the carrying amount of $3,294,000). As at September 30, 2011, the total intrinsic value of deferred share units was equal to the carrying amount.

Restricted share units

Under the Company’s restricted share unit plan, senior vice presidents may receive restricted share units equal to one common share. The senior vice presidents are granted annually an allotment of these units, which, after two years, they receive a cash equivalent to the weighted-by-volume average of the closing price of the Company’s common shares for the last 10 trading dates prior to the unit’s release date. The restricted share units vest on their grant date since the senior vice presidents are not required to complete a specified period of service. The units are recorded at fair value using the Black-Scholes option-pricing model. As at September 30, 2011, 33,311 units were outstanding at the carrying amount of $749,000 (December 31, 2010 – nil units). As at September 30, 2011, the total intrinsic value of the restricted share units was equal to the carrying amount.

18.	Financial Instruments

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.
•

Level 2 inputs are observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

In forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

At September 30, 2011, and December 31, 2010, investments held for self-insured liabilities were the only assets measured at fair value on a recurring basis. The carrying amount of these assets was $52,780,000 (December 31, 2010 – $46,578,000), and their fair value hierarchy was level 1.

Investments held for self-insured liabilities are measured based on active market prices for identical bonds and equity securities.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and short-term deposits, investments held for self-insured liabilities, investments, holdbacks on long-term contracts, future sublease revenue and trade and other receivables. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which is $410,033,000 as at September 30, 2011 (December 31, 2010 – $422,273,000).

The Company limits its exposure to credit risk by placing its cash and short-term deposits in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the Company’s investment portfolio.

The Company mitigates the risk associated with trade receivables and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. The Company does not concentrate its credit risk in any particular client, industry, economic, or geographic sector. In addition, management reviews trade receivables past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors trade receivables to an internal target of days of revenue in trade receivables (a non-IFRS measure). At September 30, 2011, there were 67 days (December 31, 2010 – 63 days) of revenue in trade receivables.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from its $350 million credit facility and senior secured notes, and the issuance of common shares. The unused capacity of the credit facility at September 30, 2011, was $243,770,000 (December 31, 2010 – $123,294,000). The Company believes that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover its normal operating and capital expenditures as well as currently anticipated acquisition activity in 2011. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to equity ratio of less than 0.5 to 1 (note 19).

The timing of undiscounted cash outflows relating to financial liabilities is outlined in the table below:

(In thousands of Canadian dollars)	Total $	Less than 1 Year $	1–3 Years $	After 3 Years $

December 31, 2010
Trade and other payables	186,287	186,287	-	-
Long-term debt	322,787	45,617	275,982	1,188
Other long-term liabilities	14,787	9,850	3,107	1,830

Total contractual obligations	523,861	241,754	279,089	3,018

September 30, 2011
Trade and other payables	201,372	201,372	-	-
Long-term debt	300,097	51,209	31,582	217,306
Other long-term liabilities	8,921	6,343	560	2,018

Total contractual obligations	510,390	258,924	32,142	219,324

In addition to the financial liabilities listed in the table above, the Company will pay interest on the bank loan and senior secured notes outstanding in future periods. Further information on long-term debt is included in note 12.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its revolving credit facility is based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds.

If the interest rate on the Company’s revolving credit facility balance at September 30, 2011, had been 0.5% higher, with all other variables held constant, net income would have decreased by approximately $84,000 for the quarter and by $253,000 year to date. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

The Company has the flexibility to partially mitigate its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt. The Company’s senior secured notes have fixed interest rates; therefore, interest rate fluctuations would have no impact on the senior secured notes interest payments.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching US-dollar assets with US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars.

If the exchange rates had been $0.01 higher or lower at September 30, 2011, with all other variables held constant, net income would have increased or decreased by $7,000 (September 30, 2010 – $18,000).

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries, or other foreign subsidiaries where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. The Company does not hedge for this foreign exchange risk.

19.	Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures as well as acquisition growth while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders’ equity.

The Company manages its capital structure to maintain the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

•	Net debt to equity ratio below 0.5 to 1
•	Return on equity (ROE) at or above 14%

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2011 remained unchanged from those for 2010.

Net debt to equity ratio, a non-IFRS measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and short-term deposits, divided by (2) shareholders’ equity. The Company’s net debt to equity ratio was 0.41 to 1 at September 30, 2011 (December 31, 2010 – 0.42 to 1). Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-IFRS measure, is calculated as net income for the last four quarters, divided by average shareholders’ equity over each of these quarters. The Company’s ROE was 16.0% for the period ended September 30, 2011 (December 31, 2010 – 16.5%).

The Company is subject to restrictive covenants related to its $350 million revolving credit facility and its senior secured notes that are measured on a quarterly basis. These covenants include, but are not limited to, consolidated debt to EBITDA and EBITDAR to consolidated debt service ratio (non-IFRS measures). EBITDA is calculated as earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets, and goodwill and intangible impairments. EBITDAR is calculated as EBITDA plus building rental obligations net of common area costs, taxes, charges, and levies. Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under these agreements as at and throughout the nine months ended September 30, 2011.

20.	Accumulated Other Comprehensive Income (Loss)

(In thousands of Canadian dollars)	Exchange Differences on Translation of Foreign Operations $	Unrealized Gains/Losses on Financial Assets $	Total $

Balance, January 1, 2010	-	323	323

Gains (losses) arising during the period	(9,823)	749	(9,074)
Reclassification adjustments for (gains) losses transferred to income	-	274	274

Current period activity before tax	(9,823)	1,023	(8,800)
Tax effect	-	(18)	(18)

Balance, September 30, 2010	(9,823)	1,328	(8,495)

Balance, December 31, 2010	(18,615)	1,858	(16,757)

Gains (losses) arising during the period	19,780	(1,638)	18,142
Reclassification adjustments for gains transferred to income	-	(45)	(45)

Current period activity before tax	19,780	(1,683)	18,097
Tax effect	-	30	30

Balance, September 30, 2011	1,165	205	1,370

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

The exchange difference on the translation of foreign operations represents the unrealized gain or loss on the Company’s net investment in US-based operations or other foreign operations where the functional currency is different from the Canadian dollar. The change in the translation of foreign operations during the period relates to the fluctuation in the value of the Canadian dollar relative to these other functional currencies. Statement of financial position accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.0482 (December 31, 2010 – 0.9946).

The unrealized gains (losses) on financial assets represent the change in the fair value of investments held for self-insured liabilities (note 10).

21.	Income Taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year applied to the pretax income of the interim period. The Company’s consolidated effective tax rate in respect of continuing operations for the three quarters ended September 30, 2011, was 27.0%. For the three quarters ended September 30, 2010, the effective income tax rate was 33.1%. The 2010 effective income tax rate was higher due to a reorganization of the Company’s corporate tax structure in January 2010, which resulted in a gain for tax purposes; however, this gain did not affect the Company’s cash income taxes payable, since it was offset by previously recognized US income tax losses. Partially, offsetting this increase in the Company’s effective income tax rate was the impact of the $7,183,000 capital gain on the sale of its 30% equity investments in Fugro Jacques Geosurveys Inc. and Fugro Jacques N.V. in the third quarter of 2010.

22.	Net Interest Expense and Other Net Finance Expense (Income)

Net interest expense	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2011 $	2010 $	2011 $	2010 $

Interest on other notes payable	587	845	1,772	2,913
Interest on bank loan	761	1,416	4,462	3,559
Interest on senior secured notes	1,424	-	1,888	-
Interest on finance leases	55	105	188	357
Other	124	153	443	512

Total interest expense	2,951	2,519	8,753	7,341

Interest income on available-for-sale investment debt securities	(303)	(253)	(880)	(895)
Other	(111)	(190)	(363)	(895)

Total interest income	(414)	(443)	(1,243)	(1,790)

Net interest expense	2,537	2,076	7,510	5,551

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Other net finance expense (income)	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2011 $	2010 $	2011 $	2010 $

Amortization on available-for-sale investment debt securities	74	62	217	178
Bank charges	622	479	1,887	1,281

Total other finance expense	696	541	2,104	1,459

Realized gain on sale of available-for-sale investment debt securities	-	-	(5)	(79)
Fair value gain on interest rate swap	-	(553)	-	(2,157)

Total other finance income	-	(553)	(5)	(2,236)

Other net finance expense (income)	696	(12)	2,099	(777)

23.	Employee Costs

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2011 $	2010 $	2011 $	2010 $

Wages, salaries, and benefits	217,838	196,049	645,972	580,830
Pension costs	6,138	5,305	17,959	16,038
Share-based compensation	657	1,041	3,433	2,400

Total employee costs	224,633	202,395	667,364	599,268

Direct labor	156,313	137,802	458,882	404,317
Indirect labor	68,320	64,593	208,482	194,951

Total employee costs	224,633	202,395	667,364	599,268

Direct labor costs include the salaries, wages, and related fringe benefits for labor hours that are directly associated with the completion of projects. Bonuses, share-based compensation, and labor costs and related fringe benefits for labor hours that are not directly associated with the completion of projects are included in indirect employee costs. Indirect employee costs are included in administrative and marketing expenses in the consolidated statements of income.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

24.	Cash Flows From (Used in) Operating Activities

Cash flows from (used in) operating activities determined by the indirect method are as follows:

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2011 $	2010 $	2011 $	2010 $

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income for the period	28,911	31,353	78,445	71,403
Add (deduct) items not affecting cash:
Depreciation of property and equipment	7,173	6,622	20,521	18,448
Amortization of intangible assets	4,150	4,375	13,481	12,090
Deferred income tax	1,748	(2,014)	3,036	8,043
Loss on dispositions of investments and property and equipment	90	(11)	745	141
Share-based compensation expense	657	1,041	3,433	2,400
Provision for self-insured liability and claims	2,859	1,627	9,412	9,108
Other non-cash items	(1,182)	(1,788)	(8,299)	(8,562)
Share of income from equity investments	(104)	(731)	(452)	(1,944)
Gain on disposal of equity investments	-	(7,183)	-	(7,183)

	44,302	33,291	120,322	103,944

Trade and other receivables	(389)	(11,282)	(5,558)	(6,857)
Unbilled revenue	(14,374)	(9,154)	(45,954)	(19,563)
Prepaid expenses	(4,443)	(2,446)	(4,202)	(1,530)
Trade and other payables	29,853	28,867	1,335	1,091
Billings in excess of costs	2,209	136	(11,687)	(14,539)
Income taxes payable	5,411	4,310	(1,972)	(6,550)

	18,267	10,431	(68,038)	(47,948)

Cash flows from operating activities	62,569	43,722	52,284	55,996

25.	Related-Party Disclosures

Subsidiaries

The Company has subsidiaries where it owns 100% of the voting and restricted securities. These subsidiaries are consolidated in the Company’s consolidated financial statements.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Name	Jurisdiction of Incorporation

58053 Newfoundland & Labrador Inc.	Newfoundland and Labrador, Canada
59991 Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
3221969 Nova Scotia Company	Nova Scotia, Canada
AXYS Environmental Consulting (Barbados) Inc.	Barbados
Bonestroo, Inc.	Minnesota, United States
Bonestroo Services, LLC	Minnesota, United States
BVE Development, LLC	Pennsylvania, United States
FMA Heritage Inc.	Alberta, Canada
International Insurance Group Inc.	Barbados
I.R. Wilson Consultants Ltd.	British Columbia, Canada
Jacques Whitford Consultants BV	Netherlands
Jacques Whitford Holdco Ltd.	Cayman Islands
Nu Nenne-Stantec Inc.	Alberta, Canada
RiverMorph, LLC	Kentucky, United States
SEA, Incorporated	Nevada, United States
Stantec Consulting Caribbean Ltd.	Barbados
Stantec Consulting Cayman Islands Ltd.	Cayman Islands
Stantec Consulting Colombia S.A.S.	Colombia
Stantec Consulting Corporation	Delaware, United States
Stantec Consulting Guatemala, S.A.	Guatemala
Stantec Consulting International LLC	Arizona, United States
Stantec Consulting International Ltd.	Canada
Stantec Consulting Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Consulting Ltd.	Canada
Stantec Consulting Michigan Inc.	Michigan, United States
Stantec Consulting Panama, S.A.	Panama
Stantec Consulting Services Inc.	New York, United States
Stantec Delaware II LLC	Delaware, United States
Stantec Experts-conseils ltee	Canada
Stantec Holdings (Delaware) III Inc.	Delaware, United States
Stantec Holdings Ltd.	Alberta, Canada
Stantec Holdings II Ltd.	Alberta, Canada
Stantec Newfoundland & Labrador Ltd.	Newfoundland and Labrador, Canada
Stantec Technology International Inc.	Delaware, United States
UEI Associates, Inc.	Texas, United States
UEI Global I, Inc.	Texas, United States
Universal Energy do Brasil Ltda.	Brazil
WilsonMiller, Inc.	Florida, United States
WilsonMiller KSA, LLC	Florida, United States
WM Aviation, LLC	Delaware, United States

Special purpose entities

As at September 30, 2011, the Company has management agreements in place with several entities to provide various services, including architecture, engineering, planning, and project management. The management agreement provides the Company with control over the management and operation of these entities. The Company also receives a management fee generally equal to the net income of the entities and has an obligation regarding the liabilities and losses of the entities. Based on these facts and circumstances, management has concluded that the Company controls these entities and, therefore, consolidates these entities in its consolidated financial statements.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Name	Jurisdiction of Incorporation

Anshen & Allen Associates Limited	England and Wales
Burt Hill Architects and Engineers, P.C.	New Jersey, United States
Burt Hill Inc.	Pennsylvania, United States
Burt Hill Inc.	Ohio, United States
Burt Hill Inc.	Connecticut, United States
Burt Hill International, LLC	Pennsylvania, United States
Burt, Hill Design Private Limited	India
Granary Associates Architects, P.C.	Pennsylvania, United States
Stantec Architecture and Engineering LLC	Pennsylvania, United States
Stantec Architecture and Engineering P.C.	Massachusetts, United States
Stantec Architecture Inc.	North Carolina, United States
Stantec Architecture Ltd.	Canada
Stantec Engineering (Puerto Rico) P.S.C.	Puerto Rico
Stantec Geomatics Ltd.	Alberta, Canada
Stantec International Enterprises Limited	Bahamas
Stantec International Limited	Barbados
Stantec Planning and Landscape Architecture P.C.	Maine, United States
Stantec Planning and Landscape Architecture P.C.	New York, United States

Associated companies and joint ventures

The Company participates in joint ventures with other parties as follows:

	Percent Owned (%)

	September 30 2011	December 31 2010

yyC.T. Joint Venture	17	17
Dunlop Joint Ventures	50	53
Stantec Architecture Ltd./J.L. Richards & Associates Joint Venture	50	50
Smith/Chong Joint Venture	50	50
Coleson Power Group Inc.	50	50
ACCENT Engineering Consultants Incorporated	40	40
FFEB JV, L.L.C.	30	30
Jacobs/Stantec JV	50	50
Hatch McIntosh Alliance Joint Venture	50	50
Kuwabara Payne McKenna Blumberg (KPMB)	50	50
HNTB Joint Venture	50	50
STARR	15	15
EM&I Stantec Ltd.	50	50
Stassinu Stantec Limited Partnership	49	49
Granary/Driscoll Joint Venture	50	50
INCA/FMSM	50	50
Consorcio Stantec Architecture Ltd. y Capitel S.A. Limitada	50	-

The Company enters into transactions through its investments in associates and joint ventures. These transactions involve providing or receiving services and are entered into in the normal course of business and on an arm’s-length basis. Refer to note 9 for a listing of the Company’s investments in associates.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

The following table provides the total amount of transactions (before intercompany eliminations) that have been entered into with related parties for 2011:

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	Sales to Related Parties $	Distributions Paid $	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $

Joint ventures	3,652	-	10,338	227	3,716
Associates	1,912	-	5,581	1,198	1,753

The following table provides the total amount of transactions (before intercompany eliminations) that have been entered into with related parties for 2010:
	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	Sales to Related Parties $	Distributions Paid $	Sales to Related Parties $	Distributions Paid $	Amounts Owed by Related Parties $

Joint ventures	3,839	-	11,582	-	3,358
Associates	2,302	47	6,873	3,122	2,101

Compensation of directors and key management personnel of the Company

The Company’s key management personnel include its CEO, chief financial officer, chief operating officer, and senior vice presidents. The following table outlines their compensation:

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2011 $	2010 $	2011 $	2010 $

Salaries and other short-term employment benefits	1,816	2,304	6,182	6,748
Directors’ fees	64	73	199	185
Share-based compensation	26	682	1,638	855

Total compensation	1,906	3,059	8,019	7,788

The amounts disclosed in the table are the amounts recognized as an expense related to key management personnel and directors during the reporting period. Share-based compensation includes the fair value adjustment for the period.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Directors’ interests in share-based payments

Share options held by directors of the Company to purchase ordinary shares have the following expiry dates and exercise prices:

			September 30 2011	September 30 2010

Issue Date	Expiry Date	Exercise Price $	# outstanding	# outstanding

January 3, 2003	January 3, 2012	10.80	30,000	30,000
January 3, 2003	January 3, 2013	12.17	60,000	60,000
January 3, 2003	January 3, 2013	13.55	60,000	60,000
December 19, 2003	December 19, 2010	10.50	-	15,000
December 14, 2004	December 14, 2011	12.25	8,000	8,000
August 18, 2006	August 18, 2013	20.37	10,000	10,000
August 17, 2007	August 17, 2014	30.61	10,000	10,000
August 18, 2008	August 18, 2015	29.40	7,500	7,500

Total share options outstanding			185,500	200,500

26.	Segmented information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

In 2010, the Company had four operating segments: Canada East, Canada West, US East, and US West. With its growth internationally in 2010 and resulting reorganization, the Company redefined its operating segments as Canada, the United States, and International effective January 1, 2011. The Company’s operating segments are aggregated into the Consulting Services reportable segment.

Geographic information

	Non-current Assets

(In thousands of Canadian dollars)	September 30 2011 $	December 31 2010 $

Canada	345,088	313,894
United States	412,649	419,896
International	14,527	307

	772,264	734,097

Non-current assets for this purpose consist of property and equipment, goodwill, and intangible assets.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Geographic information

	Gross Revenue

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2011 $	2010 $	2011 $	2010 $

Canada	246,602	229,919	705,252	677,256
United States	169,048	150,003	501,698	433,535
International	14,704	6,761	44,407	18,621

	430,354	386,683	1,251,357	1,129,412

Gross revenue is attributed to countries based on the location of the project.

Practice area information

	Gross Revenue

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars)	2011 $	2010 $	2011 $	2010 $

Buildings	95,785	75,680	315,916	241,554
Environment	157,277	158,108	448,104	451,671
Industrial	73,924	58,205	209,007	178,337
Transportation	56,826	50,910	149,356	140,349
Urban Land	46,542	43,780	128,974	117,501

	430,354	386,683	1,251,357	1,129,412

Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

27.	Transition to IFRS

For all periods up to and including the year ended December 31, 2010, the Company prepared its financial statements in accordance with Canadian GAAP. Accordingly, the Company has prepared financial statements that comply with IFRS applicable for periods beginning on or after January 1, 2011. These consolidated financial statements for the three quarters ended September 30, 2011, are the third the Company has prepared in accordance with IFRS. The Company’s consolidated financial statements for the period ended March 31, 2011, were its first prepared under IFRS. The accounting policies described in note 4 of the March 31, 2011, consolidated financial statements describe the accounting policies applied in preparing these interim financial statements for the three quarters ended September 30, 2011, the comparative information for the three quarters ended September 30, 2010, the financial statements for the year ended December 31, 2010, and the preparation of an opening IFRS statement of financial position on January 1, 2010.

This note explains the principal adjustments the Company made in its previously published Canadian GAAP financial statements for the three quarters ended September 30, 2010. An explanation of the principal adjustments

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

made in its previously published Canadian GAAP financial statements for the year ended December 31, 2010, and the opening IFRS statement of financial position on January 1, 2010, is provided in note 37 of the Company’s March 31, 2011, consolidated financial statements.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain IFRS.

The Company has applied the following exemptions:

•

Business Combinations. IFRS 3, “Business Combinations” (IFRS 3), has not been applied retrospectively to past business combinations. Accordingly, the Company did not restate business combinations that took place prior to January 1, 2010. Any goodwill arising on business combinations before the transition date was not adjusted from the carrying amount previously determined under Canadian GAAP as a result of applying this exemption except as required under IFRS 1.

•

Fair value or revaluation as deemed cost. The Company elected to measure buildings, classified as property and equipment and investment property, at their fair values and used those amounts as their deemed costs at January 1, 2010. The costs of buildings were determined by reference to their fair values at January 1, 2010, by professional valuators on an existing-use basis.

•	Cumulative currency translation adjustment. The Company elected to deem the cumulative currency translation difference for all foreign operations to be zero at January 1, 2010.

•

Share-based payments. IFRS 2, “Share-Based Payments” (IFRS 2), has not been applied to equity instruments in share-based payment transactions that were granted on or before November 7, 2002, or after November 7, 2002, that vested before January 1, 2010. For cash-settled share-based payment transactions, called deferred share units, the Company has not applied IFRS 2 to liabilities that were settled before January 1, 2010.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires that equity, income, comprehensive income, and cash flows be reconciled for the comparative periods presented. The Company’s first-time adoption of IFRS did not have a material impact on its total operating, investing, or financing cash flows. The following represents the reconciliations from Canadian GAAP to IFRS for the respective periods noted for equity, income, and comprehensive income, with adjustments presented on an after-tax basis.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Reconciliation of equity:

(In thousands of Canadian dollars)	Notes	September 30 2010 $

Equity, Canadian GAAP		607,553

IFRS adjustments:
Contingent consideration outstanding from past business combinations	14	(6,062)
Intangible asset impairment and amortization	15	(1,082)
Sublease revenue	11	(413)
Restructuring and acquisition-related costs	10,19	(815)
Other	9,12,16,17	191

		(8,181)

Equity, IFRS		599,372

Reconciliation of income:

(In thousands of Canadian dollars)	Notes	For the quarter ended September 30 2010 $	For the three quarters ended September 30 2010 $

Net income for the period, Canadian GAAP		32,125	68,534

IFRS adjustments:
Sublease revenue	11	-	1,312
Unrealized gain on interest rate swap	12	398	1,531
Intangible asset impairment and amortization	15	50	1,288
Restructuring and acquisition-related costs	10,19	(992)	(992)
Other	9,11,14,16,17	(228)	(270)

		(772)	2,869

Net income for the period, IFRS		31,353	71,403

Reconciliation of comprehensive income:

(In thousands of Canadian dollars)	Notes	For the quarter ended September 30 2010 $	For the three quarters ended September 30 2010 $

Comprehensive income for the period, Canadian GAAP		20,043	61,353

IFRS adjustments:
Net income adjustments	9-19	(772)	2,869
Reclassification of unrealized gain on the interest rate swap	12	(398)	(1,531)
Reclassification of foreign exchange on bonds	16	(232)	(343)
Net impact of IFRS adjustments on the exchange on translation of foreign operations	13	298	237

		(1,104)	1,232

Comprehensive income for the period, IFRS		18,939	62,585

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Changes in Accounting Policies

The following notes describe the differences between the previous historical Canadian GAAP accounting policies and the current IFRS policies applied by the Company that resulted in adjustments to its September 30, 2010, consolidated financial statements.

Reclassification adjustments:

1) Classification of deferred taxes. Per IAS 12, “Income Taxes”, deferred tax balances are classified as non-current. Under Canadian GAAP, deferred tax balances are classified as current or non-current based on the nature of the underlying related asset or liability.

2) Investment property. Per IAS 40, “Investment Property,” land or buildings (or parts thereof) held to earn rental income or for capital appreciation instead of for own use are classified as investment property. Under Canadian GAAP, these items are classified as property and equipment.

3) Provisions. Per IAS 37, “Provisions, Contingent Liabilities and Contingent Assets” (IAS 37), provisions are defined as liabilities of uncertain timing or amount. Per IAS 1, “Presentation of Financial Statements” (IAS 1), provisions are to be disclosed as a line item on the consolidated statements of financial position. As a result, the Company reclassified its provision for self-insured liabilities, liabilities on lease exit activities, onerous sublease contracts, and provisions for claims from other liabilities and from trade and other payables to provisions.

4) Non-controlling interest (NCI). IFRS 3 requires NCI to be recorded in equity on the consolidated statements of financial position, whereas Canadian GAAP requires NCI to be recorded between liabilities and equity.

5) Sublease revenue—offsetting. Per IAS 17, “Leases”, and IAS 37, when the Company ceases to use an office space under an operating lease arrangement or sublets part of an office space at a loss compared to its original operating lease arrangement, it records a liability for the present value of future lease payments as well as an asset for the present value of the future rental income that is virtually certain. Under IFRS, the liability is recorded separately from the asset in these cases. Under Canadian GAAP, netting the asset against the liability was permitted.

6) Financial assets and liabilities. Per IAS 1, financial assets and financial liabilities are to be disclosed as line items on the consolidated statements of financial position. As a result, the Company reclassified derivative financial instruments and interest on long-term debt from other liabilities to other financial liabilities. As well, the Company reclassified investments held for self-insured liabilities, investments, and holdbacks on long-term contracts from other assets to other financial assets.

7) Investments accounted for using the equity method. Per IAS 1, investments accounted for using the equity method must be presented as a separate line on the consolidated statements of financial position. As a result, the Company reclassified investments in associated companies from other assets to investments in associates.

8) Contingent liabilities. Because the Company elected not to apply IFRS 3 retrospectively to business combinations prior to January 1, 2010, IFRS requires the Company to recognize any contingent liabilities assumed from past acquisitions that were not recognized in Canadian GAAP but would require recognition under IFRS unless IAS 37 prohibits their recognition in the statement of the acquiree. Also, if a seller contractually indemnified the acquirer for the outcome of a contingent liability, the acquirer would recognize an indemnification asset at the same time that it recognized the contingent liability. As a result, the Company’s provisions and other financial assets have increased.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Adjustments impacting net income and retained earnings:

9) Fair value of property and equipment and investment property. The Company elected to measure buildings, classified as property and equipment and investment property, at fair value at January 1, 2010, and use that amount as deemed cost as at January 1, 2010.

IFRS requires component accounting for significant parts of an item of property and equipment with a cost that is significant in relation to the total cost of the item. Component accounting is required if the useful life and/or depreciation method for the component is different from the remainder of the asset. Based on the componentization analysis, the Company’s buildings were componentized. Depreciation for 2010 and 2011 was based on buildings balances stated at fair value on January 1, 2010, and broken into components.

10) Postacquisition exit/restructuring costs. Because the Company elected not to apply IFRS 3 retrospectively to business combinations prior to January 1, 2010, IFRS requires the Company to exclude from its opening IFRS consolidated statements of financial position any item recognized in accordance with Canadian GAAP that does not qualify for recognition as an asset or liability under IFRS. Per IFRS 3, any postacquisition exit/restructuring plans of an acquiring company are expensed in the consolidated statements of income as incurred. Under Canadian GAAP, many of these costs are recognized as liabilities in the purchase price allocation and impact goodwill at the time of acquisition. Therefore, the Company was required to derecognize any postacquisition exit/restructuring liabilities existing at January 1, 2010. During 2010, administrative and marketing expenses increased since these costs were expensed when incurred, along with the exit/restructuring costs from new acquisitions in 2010.

11) Sublease revenue recognition. Per IAS 37, an inflow of resources is recognized in the consolidated statements of financial position when it is virtually certain. Under Canadian GAAP, the Company established lease exit liabilities when it ceased to use office space under an operating lease arrangement. Included in the liability was the present value of the remaining lease payments offset by an estimate of future sublease revenue. Therefore, the Company derecognized estimated future sublease revenue at January 1, 2010, since it was not virtually certain at that date.

During 2010, administrative and marketing expenses decreased to recognize sublease revenues that became virtually certain.

12) Hedge accounting. As at December 31, 2009, the Company used the “shortcut” method to prove the effectiveness of its interest rate hedge as permitted by Canadian GAAP. Per IAS 39, the Company is not permitted to use the shortcut method to assess hedge effectiveness. As a result, the Company discontinued hedge accounting (for IFRS accounting purposes only) on January 1, 2010.

The interest rate swap expired in September 2010. As its fair value approached zero, the Company reclassified the resulting unrealized gain, decreasing other comprehensive income and increasing finance income.

13) Foreign currency translation. On transition to IFRS, the Company elected to deem the cumulative translation difference for all foreign operations to be zero at January 1, 2010.

Due to the adjustments made to the consolidated statements of financial position to restate Canadian GAAP to IFRS, the balances used to calculate the exchange on translation of foreign operations are different under IFRS. Because of this difference, other comprehensive income increased.

14) Contingent consideration. Because the Company elected not to apply IFRS 3 retrospectively to business combinations prior to January 1, 2010, IFRS generally requires the Company to recognize any assets acquired or liabilities assumed in past business combinations that would require recognition by an acquirer under IFRS but not

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

under Canadian GAAP. IFRS 3 records contingent consideration at the date of acquisition, based on the fair value at that date, as a liability or equity depending on its nature. The remeasurement of the liability at fair value each quarter-end impacts earnings until the liability is settled. Under Canadian GAAP, a liability for contingent consideration is only recognized at the date of acquisition when the amount is determinable; therefore, contingent consideration is generally recognized when the contingency is resolved and the consideration becomes payable. As a result, the Company fair valued contingent consideration outstanding from past business combinations at January 1, 2010, using an income approach.

Contingent consideration was recorded at a discounted amount due to its long-term nature. In 2010, net interest expense increased to record the unwinding of the discount on contingent consideration. In addition, in 2010, due to a change in the probability of meeting a performance target, the Company accrued additional contingent consideration as an increase to other financial liabilities and a decrease to other (income) expense.

15) Impairment of assets. Under IAS 36, “Impairment of Assets” (IAS 36), the impairment test for definite-lived intangible assets and long-lived assets is only one step. If the carrying amount exceeds the recoverable amount (on a discounted basis), the asset value is written down to the recoverable amount. Under Canadian GAAP, this test is a two-step process. In the first step, the carrying amount of an asset is compared to the expected undiscounted cash flows for the asset. If the carrying amount is more than the undiscounted cash flows, the fair value of the asset is determined. An impairment loss is recorded if the carrying amount is more than the fair value.

Per IFRS 1, in preparing opening IFRS consolidated statements of financial position, the Company is required to perform an impairment test, in accordance with IAS 36, on goodwill and intangible assets at January 1, 2010. The impairment tests concluded that goodwill was not impaired but that intangible assets relating to certain client relationships and favorable lease agreements were impaired. The intangible impairments primarily reflected the financial distress experienced by specific clients in relation to past acquisitions and a reduction in the value of favorable leases in the Manhattan, New York, area.

As a result of the intangible asset impairment recorded on January 1, 2010, intangible asset amortization decreased in 2010. In addition, the Company added back the impairment of client relationships and favorable lease agreements that were impaired under Canadian GAAP during 2010 since they were already accounted for in the IFRS opening consolidated statements of financial position.

16) Available-for-sale financial instruments. For available-for-sale financial instruments, IFRS requires that unrealized foreign exchange gains or losses from non-monetary investments be recorded in other comprehensive income and that unrealized foreign exchange gains or losses from monetary investments be recorded in income. Under Canadian GAAP, unrealized foreign exchange gains or losses from both non-monetary and monetary available-for-sale financial instruments are recorded in other comprehensive income. Since the Company has bonds (monetary investments) classified as available for sale, an adjustment was made on January 1, 2010, to move the related net gain from other comprehensive income to retained earnings.

In 2010, as a result of reclassifying the unrealized foreign exchange gain on bonds from other comprehensive income to income, other comprehensive income decreased, and foreign exchange gain increased.

17) Professional fees. Per IAS 39, transaction costs associated with issuing new shares are deducted from equity when these costs are directly attributable to the issue of the new shares and otherwise are expensed to income. As a result, administrative and marketing expenses increased due to legal and audit costs associated with the filing of a short-term shelf prospectus in 2010.

18) Income taxes. Where appropriate, deferred taxes were adjusted to reflect the tax effect of the adjustments identified above. To the extent that deferred taxes were adjusted due to IFRS adjustments made in 2010, income tax expense increased.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

19) Acquisition-related costs. Per IFRS 3, the acquirer accounts for acquisition-related costs as expenses in the periods in which the costs are incurred. Per Canadian GAAP, incremental costs incurred to effect business combinations are recognized as costs of the business combinations and impact goodwill at the time of acquisition. As a result, during 2010, under IFRS, the Company recognized legal and audit costs associated with acquisitions, increasing administrative and marketing expenses.

Adjustments to purchase price allocations

Under Canadian GAAP, generally, initial purchase price allocations are subsequently adjusted through goodwill on a prospective basis. Under IFRS, if the initial accounting for a business combination can only be determined provisionally, subsequent adjustments to the allocation are retrospectively recognized from the date of acquisition. These adjustments (i.e., measurement period adjustments) are only those that confirm facts and circumstances existing at the acquisition date and may occur up to 12 months from the acquisition date. In the first quarter of 2011, the Company had significant measurement period adjustments relating to 2010 acquisitions; therefore, these adjustments were retroactively applied to 2010, impacting various line items in the Company’s consolidated statements of financial position.

Restated consolidated financial statements

The following are reconciliations of the financial statements previously presented under Canadian GAAP to financial statements prepared under IFRS.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Consolidated Statements of Financial Position

(Unaudited)

	As at September 30, 2010

(In thousands of Canadian dollars)	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $

ASSETS
Current
Cash and short-term deposits	37,117	-	37,117
Trade and other receivables	286,986	-	286,986
Unbilled revenue	120,544	-	120,544
Income taxes recoverable	17,223	-	17,223
Prepaid expenses	14,893	(135)	14,758
Deferred tax assets	12,981	(12,981)	-
Other financial assets	-	7,198	7,198
Other assets	5,313	(1,053)	4,260

Total current assets	495,057	(6,971)	488,086
Non-current
Property and equipment	111,208	(387)	110,821
Goodwill	520,530	(1,916)	518,614
Intangible assets	72,701	(1,745)	70,956
Investments in associates	-	2,572	2,572
Deferred tax assets	16,026	16,507	32,533
Other financial assets	-	52,311	52,311
Other assets	53,780	(52,256)	1,524

Total assets	1,269,302	8,115	1,277,417

LIABILITIES AND EQUITY
Current
Bank indebtedness	4,199	-	4,199
Trade and other payables	191,049	(4,395)	186,654
Billings in excess of costs	45,881	-	45,881
Current portion of long-term debt	50,149	(1,531)	48,618
Provisions	-	14,138	14,138
Deferred tax liabilities	19,912	(19,912)	-
Other financial liabilities	-	6,361	6,361
Other liabilities	12,335	(8,725)	3,610

Total current liabilities	323,525	(14,064)	309,461
Non-current
Long-term debt	245,005	-	245,005
Provisions	-	42,590	42,590
Deferred tax liabilities	26,734	22,034	48,768
Other financial liabilities	-	3,984	3,984
Other liabilities	66,382	(38,145)	28,237

Total liabilities	661,646	16,399	678,045

Non-controlling interests	103	(103)	-

Shareholders’ equity
Share capital	223,635	-	223,635
Contributed surplus	13,623	-	13,623
Retained earnings	429,240	(58,734)	370,506
Accumulated other comprehensive loss	(58,945)	50,450	(8,495)

Total equity attributable to equity holders of the Company	607,553	(8,284)	599,269

Non-controlling interests	-	103	103

Total equity	607,553	(8,181)	599,372

Total liabilities and equity	1,269,302	8,115	1,277,417

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Consolidated Statements of Income

(Unaudited)

	For the quarter ended September 30, 2010			For the three quarters ended September 30, 2010

(In thousands of Canadian dollars, except per share amounts)	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $

Gross revenue	386,683	-	386,683	1,129,412	-	1,129,412
Less subconsultant and other direct expenses	72,153	-	72,153	214,276	-	214,276

Net revenue	314,530	-	314,530	915,136	-	915,136
Direct payroll costs	137,802	-	137,802	404,317	-	404,317

Gross margin	176,728	-	176,728	510,819	-	510,819
Administrative and marketing expenses	128,342	1,666	130,008	378,405	(1,432)	376,973
Depreciation of property and equipment	6,345	277	6,622	17,591	857	18,448
Amortization of intangible assets	4,459	(84)	4,375	12,318	(228)	12,090
Impairment of intangible assets	-	-	-	1,772	(1,772)	-
Net interest expense	2,286	(210)	2,076	6,295	(744)	5,551
Other net finance income	-	(12)	(12)	-	(777)	(777)
Share of income from associates	(731)	-	(731)	(1,944)	-	(1,944)
Gain on sale of equity investments	(7,183)	-	(7,183)	(7,183)	-	(7,183)
Foreign exchange loss (gain)	(114)	(236)	(350)	994	(349)	645
Other (income) expense	(145)	190	45	(488)	795	307

Income before income taxes	43,469	(1,591)	41,878	103,059	3,650	106,709

Income taxes
Current	12,535	4	12,539	27,257	6	27,263
Deferred	(1,191)	(823)	(2,014)	7,268	775	8,043

Total income taxes	11,344	(819)	10,525	34,525	781	35,306

Net income for the period	32,125	(772)	31,353	68,534	2,869	71,403

Earnings per share
Basic	0.70	(0.01)	0.69	1.50	0.06	1.56

Diluted	0.70	(0.02)	0.68	1.49	0.06	1.55

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Consolidated Statements of Comprehensive Income

(Unaudited)

	For the quarter ended September 30, 2010			For the three quarters ended September 30, 2010

(In thousands of Canadian dollars)	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $	Canadian GAAP $	Effect of Transition to IFRS $	IFRS $

Net income for the period	32,125	(772)	31,353	68,534	2,869	71,403

Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(13,846)	298	(13,548)	(10,060)	237	(9,823)
Net gain (loss) on available-for-sale financial assets	1,390	(236)	1,154	1,372	(349)	1,023
Net gain on cash flow hedge	553	(553)	-	2,157	(2,157)	-
Income tax	(179)	159	(20)	(650)	632	(18)

Other comprehensive loss for the period, net of tax	(12,082)	(332)	(12,414)	(7,181)	(1,637)	(8,818)

Total comprehensive income for the period, net of tax	20,043	(1,104)	18,939	61,353	1,232	62,585

28.	Events After the Reporting Period

On October 1, 2011, the Company acquired all the shares and business of FSC Architects and Engineers (FSC) for cash consideration and promissory notes. FSC is an integrated architecture and engineering firm specializing in cold climate and remote location projects. The firm has offices in Yellowknife, Northwest Territories; Whitehorse, Yukon; Iqaluit, Nunavut; and Edmonton, Alberta. FSC is active in many sectors including airports, education, emergency services, healthcare, residential, and sports and leisure, and, therefore, will primarily augment the Company’s Buildings practice area, with additional services in Transportation and Environment. Since the initial accounting for this business combination is incomplete at this time, the Company has not disclosed the financial impact of this acquisition in its consolidated financial statements.

On October 28, 2011, the Company acquired all the shares and business of ENTRAN, Inc. for cash consideration and promissory notes. The acquisition of ENTRAN, Inc., headquartered in Lexington, Kentucky, augments the Company’s Transportation practice area. ENTRAN, Inc. specializes in roadway and bridge design, transportation planning and traffic engineering, construction engineering services, and aviation services. Since the initial accounting for this business combination is incomplete at this time, the Company has not disclosed the financial impact of this acquisition in its consolidated financial statements.

September 30, 2011

NOTES TO THE CONDENSED UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STANTEC INC. (UNAUDITED)

Shareholder Information

Transfer Agent

Computershare

Calgary, Alberta

Auditors

Ernst & Young LLP

Chartered Accountants

Edmonton, Alberta

Principal Bank

Canadian Imperial

Bank of Commerce

Securities

Exchange Listing

Stantec shares are

listed on the Toronto

Stock Exchange and

New York Stock

Exchange under

the symbol STN.

Head Office

200, 10160 – 112 Street

Edmonton AB  T5K 2L6

Canada

Ph: (780) 917-7000

Fx: (780) 917-7330

ir@stantec.com